The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
(File No. 333-136108)
PROSPECTUS SUPPLEMENT (Subject to Completion)
Issued October 2, 2006 (To Prospectus Dated July 28, 2006)

$825,000,000

Peabody Energy Corporation

$          % SENIOR NOTES DUE 2016
$          % SENIOR NOTES DUE 2026

Interest Payable on May 1 and November 1

We may redeem some or all of the 2016 and 2026 notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date.

The notes will be senior unsecured obligations of Peabody and will rank equally with all of our other senior unsecured indebtedness.

In certain circumstances, we will deposit with an escrow agent funds in an amount equal to the gross proceeds of the offering of the notes plus accrued and unpaid interest to, but excluding, the latest possible special mandatory redemption date. Under those circumstances, the escrowed property would be released by the escrow agent only in connection with our expected consummation, in whole or in part, of the acquisition of Excel Coal Limited, and the notes would be subject to a special mandatory redemption in the event that the acquisition is not consummated.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-33.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-13.

Underwriting
	Price to		Discounts and		Proceeds to
	Public(1)		Commissions		Peabody

Per % Senior Note due 2016		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2006.

Underwriting
	Price to		Discounts and		Proceeds to
	Public(1)		Commissions		Peabody

Per % Senior Note due 2026		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on          , 2006.

Joint Book-Running Managers

MORGAN STANLEY	LEHMAN BROTHERS

Co-Managers

ABN AMRO INCORPORATED	BANC OF AMERICA SECURITIES LLC	BMO CAPITAL MARKETS	BNP PARIBAS
CALYON SECURITIES (USA)	CITIGROUP	CREDIT SUISSE	HSBC
PNC CAPITAL MARKETS LLC RBS GREENWICH CAPITAL WELLS FARGO SECURITIES

          , 2006

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement, any free writing prospectus prepared by us or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, the exchange rate used in translating Australian dollars into U.S. dollars was determined by reference to an assumed exchange rate of A$1 = US$0.7540, which was based on prevailing rates on September 18, 2006.

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement, any free writing prospectus prepared by us and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

Peabody Energy Corporation

We are the largest private-sector coal company in the world. In the first six months of 2006, we sold 122.1 million tons of coal. During 2005, our sales of 239.9 million tons of coal included sales to approximately 350 electricity generating and industrial plants in 15 countries. Our coal products fuel approximately 10% of all U.S electricity generation and 3% of worldwide electricity generation. At December 31, 2005, we had 9.8 billion tons of proven and probable coal reserves, more than double the reserves of any other U.S. coal producer. Financial results for 2005 included $4.6 billion in revenues, $518.4 million in operating profit, $422.7 million in net income and $870.4 million in Adjusted EBITDA. Financial results for the six months ended June 30, 2006 included $2.6 billion in revenues, $346.9 million in operating profit, $283.7 million in net income and $538.2 million in Adjusted EBITDA. See “Summary Historical and Pro Forma Financial Data” for the definition of Adjusted EBITDA, which is a non-GAAP measure, and a discussion of its usefulness as a measure of our overall financial and operating performance and a reconciliation of income from continuing operations to Adjusted EBITDA.

We own, through our subsidiaries, majority interests in 34 coal operations located throughout all major U.S. coal producing regions and in Australia. Additionally, we own a minority interest in one mine through a joint venture arrangement. During 2005, we shipped 75% of our U.S. mining operations’ coal sales from the western United States and the remaining 25% from the eastern United States. Most of our production in the western United States is low-sulfur coal from the Powder River Basin. Our overall western U.S. coal production has increased from 37 million tons in fiscal year 1990 to 154.3 million tons during 2005, representing a compounded annual growth rate of 10%. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We also own five mines in Queensland, Australia. Most of our Australian production is metallurgical coal. We generated 81% of our 2005 production from non-union mines. We expect full year 2006 production of approximately 230 million tons and total sales of 250 to 260 million tons, including 12 to 14 million tons of metallurgical coal.

During 2005, 87% of our sales (by volume) were to U.S. electricity generators, 9% were to customers outside the United States and 4% were to the U.S. industrial sector. Coal continues to fuel more U.S. electricity generation than all other energy sources combined. In 2005, coal-fueled plants generated an estimated 51.3% of the nation’s electricity, followed by nuclear (20.1%), gas-fired (17.4%) and hydroelectric (6.7%) units. We believe that growing demand for energy will strengthen the use of coal. We also believe that U.S. and global coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.48 per million British thermal units, or Btu, to U.S. generating plants in 2005, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $6.74 per million Btu in 2005.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

Approximately 90% of our coal sales during 2005 were under long-term contracts (one year or greater). As of December 31, 2005, our sales backlog, including backlog subject to price reopener and/or extension provisions, was over one billion tons, and the average volume-weighted remaining term of our long-term contracts was approximately 3.2 years, with remaining terms ranging from one to 19 years. As of June 30, 2006, we had 60 to 70 million tons and 130 to 140 million tons for 2007 and 2008, respectively, of expected production (including steam and metallurgical coal) available for pricing. We have an annual metallurgical coal production capacity of 12 to 14 million tons.

In addition to our mining operations, we market, broker and trade coal. Our total tons traded were 36.2 million during 2005. In 2005, we opened a business development, sales and marketing office in Beijing, China to pursue potential long-term growth opportunities in this market. Our other energy-related commercial activities include the development of mine-mouth, coal-fueled generating plants, the management of our vast coal reserve and real estate holdings, transportation services and, more recently, participation in projects that convert coal into natural gas and transportation fuels.

Competitive Strengths

We believe our strengths will enable us to continue to grow and increase financial value.

•	We are the world’s largest private-sector producer and marketer of coal and the largest reserve holder of any private-sector coal company.

•	We are the largest producer and marketer of low-sulfur coal in the United States.

•	We have a large portfolio of long-term coal supply agreements that is complemented by available production in attractive markets for sale at market prices.

•	We are one of the safest and most productive producers of coal in the United States.

•	We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions and in Australia.

•	We have received numerous awards for our reclamation excellence.

•	Our management team has a proven record of success.

Risk Factors

While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Supply chain, transportation and geology are uncertain. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus supplement and in our periodic reports.

Business Strategy

We utilize four core business strategies to create value:

•	Executing the Basics — Safe, low-cost operations provide us the foundation to grow and create value. We achieve improvements in both safety and productivity by targeting cost and productivity improvements that require little or no additional capital. Eight of our mines set new production records in 2005, and our Rawhide, Caballo and North Antelope Rochelle mines were the three most productive coal mines in the nation based on tons per worker hours according to U.S. Department of Labor Mine Safety & Health Administration data. In 2005, our emphasis on safe, low-cost operations resulted in a 33% improvement to our already-low accident rate. Our safety record has improved 48% in the past three years. We also use the same methods to achieve environmental excellence. In 2005, we were recognized with 11 awards, including five top awards from the U.S. Department of the Interior.

•	Capitalizing on Organic Growth Opportunities — We control the most proven and probable coal reserves of any private-sector coal company in the world, which enables low-cost development to serve growing customer demand. We have an industry-leading track record of being able to construct, develop and deliver on organic growth initiatives. Over the past five years, we have developed new and expanded capacity that is equivalent to two-thirds of U.S. coal industry growth.

•	Expanding into High Growth Global Markets — The United States, China and India represent nearly 90% of the forecasted growth in the world’s coal industry through 2030. We sell coal to customers in 15 countries on six continents. We also have opened an office in Beijing, increased import activities for South American coal into the United States, and recently entered the European trading markets.

•	Participating in New Generation and Btu Conversion Projects — We are developing mine mouth electricity generating plants using our coal reserves. We have entered into several agreements to develop coal-to-liquids and coal-to-natural gas facilities. We have entered into a joint development agreement with Rentech to evaluate sites near our coal reserves for coal-to-liquids projects that would transform coal into diesel and jet fuel. We are exploring the development of a commercial-scale coal gasification project. The facility is expected to use technology from ConocoPhillips to transform coal into pipeline-quality synthetic natural gas.

Coal Market Outlook

We believe long-term coal market fundamentals are strong worldwide, as the U.S., China, India and other nations increase coal demand for electricity generation and steelmaking.

The U.S. economy grew at an annual rate of 3.5% in 2005 and an annual rate of 2.5% in the second quarter of 2006 as reported by the U.S. Commerce Department, and the CIA World Factbook reports that China’s economy grew 9.9% in 2005. We expect that demand for coal and coal-based electricity generation in the United States will be driven by the growing economy, capacity constraints of nuclear generation and high prices of natural gas and oil. The Energy Information Administration (“EIA”) projects that the high price of oil will lead to an increase in demand for unconventional sources of transportation fuel, including coal-to-liquids, and that coal will begin to displace natural gas-fired generation of electricity, including the addition of coal-to-liquids plants.

Demand for Powder River Basin coal is increasing, particularly for our ultra-low sulfur products. The Powder River Basin represents more than half of our production. We control approximately 3.5 billion tons of proven and probable reserves in the Southern Powder River Basin and we sold 68.0 million tons of coal from this region in the first half of 2006, an increase of 11.9% over the comparable period in the prior year.

Global coal markets continue to grow, also driven by increased demand from growing economies. China’s economy grew 10.9% in the second quarter of 2006 as reported by the National Bureau of Statistics of China. Metallurgical coal continues to sell at a significant premium to steam coal, and metallurgical markets remain strong as global steel production grew more than 10% through August 2006. We expect to capitalize on the strong global market for metallurgical coal primarily through production and sales of metallurgical coal from our Appalachia operations and our Australian operations. See “Risk Factors” for additional considerations regarding the coal market.

The Transactions

Excel Acquisition.  On July 5, 2006, we announced that we signed a merger implementation agreement to acquire Excel Coal Limited (“Excel”), one of the largest independent coal companies in Australia. On September 20, 2006, we purchased 19.99% of the outstanding shares of Excel at a price of A$9.50 per share (US$7.16) (the “Advance Purchase”). Under the terms of the merger implementation agreement, as amended on September 18, 2006, we will pay A$9.50 per share (US$7.16) in cash for the remaining outstanding shares of Excel, representing a total acquisition price, including the Advance Purchase, of approximately US$1.54 billion plus assumed debt of approximately US$193 million (net of cash) as of June 30, 2006. The acquisition of Excel (the “Excel Acquisition”) will be financed out of the net proceeds from this offering and borrowings under our senior unsecured credit facility.

Excel’s major assets include:

•	Wambo Open-Cut Mine — This Hunter Valley operation produces a premium thermal coal and serves export customers from the Port of Newcastle. Wambo produced 3.5 million tons in 2005.

•	North Wambo Underground Mine — This operation is under development and is expected to begin shipments in 2007, with production targeted to reach approximately 3 million tons per year over the next several years. The mine plans to produce thermal and semi-soft coking coal for shipment to customers through the Port of Newcastle.

•	Metropolitan Mine — This longwall operation produced 1.6 million tons of hard and semi-hard coking coal in 2005. Metropolitan serves domestic and export steel producers, shipping from Port Kembla.

•	Wilpinjong Mine — This new open-cut mine is expected to produce 5 million tons of thermal coal in 2007, and is scheduled to ramp up to more than 7 million tons per year within two years that will be shipped to export customers through the Port of Newcastle in addition to serving a domestic electricity generator.

•	Millennium Mine — This open-cut mine is in the Bowen Basin near our existing metallurgical coal mines. Millennium is expected to begin shipments of its coking coal later this year, with 2007 production targeted at 2 million tons and targeting 3 million tons per year over the next several years. Millennium offers rail and port synergies with our existing operations.

•	Conarco Farm-In Agreement — Through a farm-in agreement with the Conarco Group, Excel may earn up to a 75% interest by the staged spending of up to A$12 million (US$9 million) over the next several years in two areas that cover a combined 1.65 million acres in Queensland near existing coal mines and infrastructure.

•	Reserves — Excel Coal controls more than 500 million tons of proven and probable metallurgical and thermal coal reserves, and substantial additional coal resources, in Queensland and New South Wales, Australia.

Our rationale for the Excel Acquisition is:

•	The Excel Acquisition is expected to triple our annual production capacity in the world’s largest coal-exporting nation. Australia provides nearly one-third of the world’s exports, serving primarily the fast-growth markets of Asia. The U.S. Energy Information Administration projects demand for Australian metallurgical and thermal coal products will grow 55% by 2030.

•	The combination of our Australian operations and Excel’s assets creates a major new player in the Australian coal sector, with substantial market diversity, a broad portfolio of metallurgical and thermal coal products, both domestic and seaborne customers and the capacity to utilize multiple rail lines and ports.

•	We currently produce nine million tons per year of mostly metallurgical coal in Queensland. The Excel Acquisition provides us with extensive growth opportunities from existing operations, along with major metallurgical and thermal coal mines in the latter stages of development. Excel produced approximately 5.6 million tons of coal in 2005. These operations are expected to produce up to 15 million tons in 2007, and up to 20 million tons in 2008, from coal mines in New South Wales and Queensland. The Excel Acquisition also provides substantial synergies in the areas of sales and trading, and reserve holdings in Queensland near our existing operations. Excel has more than 500 million tons of metallurgical and thermal coal reserves.

•	The Excel Acquisition will expand our existing Queensland base. In the past five years, we purchased the Wilkie Creek thermal coal mine, acquired the Burton and North Goonyella metallurgical coal mines, developed the Eaglefield metallurgical mine, and developed the Baralaba thermal and PCI mine. It also marks a return to New South Wales, where we have significant experience and prior success.

The Excel Acquisition is subject to the satisfaction or waiver of certain closing conditions including approvals by an Australian court, approval by Excel shareholders, the absence of a material adverse change with respect to Excel and other conditions. Excel’s directors have agreed not to solicit alternative proposals or competing transactions and not to respond to unsolicited approaches, subject to certain limited exceptions to permit the board of directors to comply with its fiduciary duties. However, we cannot assure you that a competing bid will not be made for Excel. If such a bid is made, it may be higher than ours. While we expect to consummate the Excel Acquisition pursuant to the merger implementation agreement, circumstances may arise that cause us to decide to pursue the Excel Acquisition by means of a takeover offer or by other lawful means under the laws of Australia. We expect the closing to occur in October of 2006.

New Senior Unsecured Credit Facility.  To accommodate our increased working capital needs, and to partially finance the Excel Acquisition, on September 15, 2006 we amended and restated our existing $1.35 billion senior secured credit facilities. The Company’s amended and restated credit facility is unsecured and provides borrowing capacity of $2.75 billion, consisting of a $1.8 billion revolving credit facility and a $950.0 million term loan facility. The term loan facility consists of a $440.0 million tranche, which was drawn at closing to replace the existing term loan facility, and up to a $510.0 million delayed draw term loan sub-facility available, subject to the satisfaction of certain conditions, to fund the Excel Acquisition. For a more detailed discussion of the senior unsecured credit facility, see “Description of Other Indebtedness.”

We may, subsequent to this offering, undertake permanent financing to pay down a portion of our senior unsecured credit facility.

As used in this prospectus supplement, the term “Transactions” means, collectively, the Excel Acquisition, this offering and the related financings described above.

Sources and Uses of Funds

The estimated sources and uses of funds for the Transactions (assuming the Transactions had closed on June 30, 2006) are shown on the table below. Actual amounts will vary from estimated amounts depending on several factors.

Sources		Uses
(dollars in thousands)

Senior unsecured credit facility:
Term loan	$440,000	Refinance existing term loan	$437,500
Delayed draw term loan sub-facility	510,000	Advance purchase price(3)	307,692
Revolving credit facility(1)	444,614	Remaining purchase price(4)	1,232,188
Senior notes offered hereby(2)	825,000	Existing Excel debt(5)	193,234
		Estimated fees and expenses	49,000

Total sources	$2,219,614	Total uses	$2,219,614

(1)	The revolving credit facility provides for borrowings of up to $1.8 billion.
(2)	Any proceeds remaining after the financing of the Excel Acquisition will be used for general corporate purposes.
(3)	Reflects the amount of cash paid to fund the Advance Purchase.
(4)	Reflects the amount of total cash consideration to be paid to holders of outstanding shares of Excel’s common stock (excluding Peabody holdings). As of September 18, 2006, there were approximately 172.0 million Excel shares outstanding after giving effect to the Advance Purchase.
(5)	Part of the proceeds from the financing sources described above may be used to repay all or a portion of the assumed Excel debt, which was $193.2 million (net of cash) as of June 30, 2006. As of September 29, 2006, Excel had long-term debt of $274.4 million and short-term debt of $41.1 million. We expect to refinance the incremental debt with borrowings under our revolving credit facility.

Recent Developments

On September 6, 2006, we announced that we were experiencing equipment problems at the Twentymile Mine in Colorado, where a new longwall system that was installed in May 2006 has failed to operate consistently due to manufacturer’s issues, and the early closing of a third-party coal supplier in Appalachia, which was expected to produce coal through the first half of 2007. We are taking measures to mitigate these problems. See “Risk Factors” for additional considerations.

Share Repurchase Program.  During the third quarter of 2006, we repurchased approximately $88.3 million of shares of our common stock, bringing the total repurchases to $100.0 million under our authorized program to repurchase up to 5% of our shares of common stock from time to time.

THE OFFERING

Issuer	Peabody Energy Corporation (the “Company”)

Notes Offered	$825,000,000 in aggregate principal amount of notes, consisting of:

• $ in aggregate principal amount of % Senior Notes due 2016 (the “2016 notes”); and

• $ in aggregate principal amount of % Senior Notes due 2026 (the “2026 notes”).

Maturity	The 2016 notes will mature on , 2016.

The 2026 notes will mature on , 2026.

Interest Payment Dates	May 1 and November 1 of each year, commencing on May 1, 2007.

Guarantees	Subject to certain exceptions, our obligations under the notes will be jointly and severally guaranteed on a senior unsecured basis by all our existing domestic subsidiaries. In addition, any domestic subsidiary that executes a guarantee under our senior unsecured credit facility will be required to guarantee the notes. See “Description of the Notes — Subsidiary Guarantees.”

For the year ended December 31, 2005, on a pro forma basis after giving effect to the Transactions (as defined below), the entities that will guarantee the notes as of the issue date would have generated approximately 73.0% and 65.3% of our revenues and Adjusted EBITDA, respectively, and our non-guarantor subsidiaries would have generated approximately 27.0% and 34.7% of our revenues and Adjusted EBITDA, respectively.

Rankings	The notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, they will rank:

• senior in right of payment to any of our subordinated indebtedness, including $60 million principal amount of our 5.0% Subordinated Notes due 2007;

• pari passu in right of payment with any of our senior indebtedness, including $650 million principal amount of our 6 7/8% Senior Notes due 2013, $231.8 million principal amount of our 5 7/8% Senior Notes due 2016 and borrowings under our senior unsecured credit facility;

• effectively junior in right of payment to our existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and

• effectively junior to all the indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

As of June 30, 2006, on a pro forma basis after giving effect to the Transactions (as defined below), we would have had approximately $3,163 million of indebtedness outstanding on a consolidated basis (including the notes) and our non-guarantor subsidiaries would have had $273.6 million of indebtedness and other liabilities.

Optional Redemption	We may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest, to the redemption date. See “Description of the Notes — Optional Redemption.”

Change of Control	If we experience specific kinds of changes in control and the credit rating assigned to the notes declines below specified levels within 90 days of that time, we must offer to repurchase the notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

Covenants	We will issue the notes under an indenture among us, the guarantors and the trustee. The indenture will (among other things) limit our ability and that of our restricted subsidiaries to:

• create liens; and

• enter into sale and lease-back transactions.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes — Certain Covenants.”

Use of Proceeds	We intend to use the net proceeds of the offering, together with the proceeds of other sources of financing, to consummate the Excel Acquisition, with any remaining proceeds being used for general corporate purposes.

Escrow of Proceeds; Special Mandatory Redemption	Unless the Australian court has approved the scheme of arrangement prior to the closing of this offering, we will deposit with an escrow agent funds in an amount equal to the gross proceeds of the offering of the notes plus accrued and unpaid interest to, but excluding, the latest possible special mandatory redemption date. In order to cause the escrow agent to release the escrowed property, we must provide to the escrow agent on or before January 31, 2007 a certificate relating to the expected consummation, in whole or in part, of the Excel Acquisition and certain other matters.

If we have not provided the certificate described above to the escrow agent by January 31, 2007, then we will, on a day not more than 10 business days thereafter, redeem all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest on the notes to, but excluding, the redemption date. See “Description of the Notes — Escrow of Proceeds; Special Mandatory Redemption.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

We have derived the summary historical financial data for our company for the years ended and as of December 31, 2003, 2004 and 2005 from our audited financial statements. We have derived the summary historical financial data for our company for the six months ended and as of June 30, 2005 and 2006 from our unaudited interim financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

On April 15, 2004, we acquired three coal operations from RAG Coal International AG. Our results of operations for the year ended December 31, 2004 include the results of operations of the two mines in Queensland, Australia and the results of operations for the Twentymile Mine in Colorado from the April 15, 2004 purchase date. The acquisition was accounted for as a purchase.

Results of operations for the year ended December 31, 2003 include early debt extinguishment costs of $53.5 million pursuant to our debt refinancing in the first half of 2003. In addition, results included expense relating to the cumulative effect of accounting changes, net of income taxes, of $10.1 million. This amount represents the aggregate amount of the recognition of accounting changes pursuant to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” the change in method of amortization of actuarial gains and losses related to net periodic postretirement benefit costs and the effect of the rescission of Emerging Issues Task Force Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” These accounting changes are further discussed in Note 7 to our financial statements, which are incorporated by reference into this prospectus supplement.

In anticipation of the sale of Citizens Power, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000. Results in 2004 include a $2.8 million loss, net of taxes, from discontinued operations related to the settlement of a Citizens Power indemnification claim. Citizens Power is presented as a discontinued operation for all periods presented.

The summary unaudited pro forma combined financial data give effect to the Transactions. The unaudited pro forma combined balance sheet as of June 30, 2006 is presented as if the Transactions had occurred on that date. The unaudited pro forma combined statement of operations for the year ended December 31, 2005, the six months ended June 30, 2005 and the six months ended June 30, 2006 is presented as if the Transactions had occurred on January 1, 2005. The pro forma financial data are for informational purposes only and are not necessarily indicative of the financial position that would have been obtained or the results of operations that would have occurred if the acquisition and the related financings had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The following data should be read in conjunction with (i) the unaudited pro forma financial information, (ii) our historical audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005, (iii) our historical unaudited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Reports on Form 10-Q for the six months ended June 30, 2006 and 2005, and (iv) the historical audited financial statements of Excel, each of which is incorporated by reference in this prospectus supplement.

				(Unaudited)
	(Audited)						Pro forma	Pro forma
	Year	Year	Year	Six Months	Six Months	Pro forma	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,	June 30,	December 31,	June 30,	June 30,
	2003	2004	2005	2005	2006	2005	2005	2006
	(dollars in thousands)

Results of Operations Data:
Revenues:
Sales	$2,729,323	$3,545,027	$4,545,323	$2,152,338	$2,582,564	$4,871,531	$2,296,342	$2,783,740
Other revenues	85,973	86,555	99,130	33,928	45,634	101,260	34,398	48,195

Total revenues	2,815,296	3,631,582	4,644,453	2,186,266	2,628,198	4,972,791	2,330,740	2,831,935
Costs and expenses	2,670,510	3,384,884	4,126,070	1,976,154	2,281,262	4,401,767	2,092,463	2,436,885

Operating profit	$144,786	$246,698	$518,383	$210,112	$346,936	$571,024	$238,277	$395,050
Interest expense(1)	98,540	96,793	102,939	50,761	52,738	230,007	114,295	116,272
Early debt extinguishment costs	53,513	1,751	—	—	—	—	—	—
Interest income	(4,086)	(4,917)	(10,641)	(3,183)	(4,140)	(10,641)	(3,183)	(4,140)
Income tax provision (benefit)	(47,708)	(26,437)	960	14,586	8,248	(20,345)	3,480	5,091
Minority interests	3,035	1,282	2,472	804	6,434	7,227	4,963	9,437

Income from continuing operations	$41,492	$178,226	$422,653	$147,144	$283,656	$364,776	$118,722	$268,390
Loss from discontinued operations	—	(2,839)	—	—	—	—	—	—
Cumulative effect of accounting changes	(10,144)	—	—	—	—	—	—	—

Net income	$31,348	$175,387	$422,653	$147,144	$283,656	$364,776	$118,722	$268,390

Other Data:
Net cash provided by (used in):
Operating activities	$188,861	$283,760	$702,759	$253,594	$213,405
Investing activities	(192,280)	(705,030)	(584,202)	(190,166)	(349,245)
Financing activities	48,598	693,404	(4,915)	6,303	(48,702)
Tons sold (unaudited, in millions):
United States	201.9	221.1	231.6	112.8	117.8	231.6	112.8	117.8
Australia	1.3	6.1	8.3	4.1	4.3	14.2	6.8	7.8
Operating profit (unaudited):
United States	$143,438	$209,700	$353,405	$165,918	$252,492	$353,405	$165,918	$252,492
Australia	1,348	36,998	164,978	44,194	94,444	217,619	72,359	142,558
Depreciation, depletion and amortization (unaudited):
United States	$233,455	$261,060	$285,990	$141,140	$153,687	$285,990	$141,140	$153,687
Australia	881	9,099	30,124	14,122	18,752	66,563	32,653	39,799
Adjusted EBITDA(2) (unaudited):
United States	$408,053	$508,872	$667,816	$320,166	$424,534	$667,816	$320,166	$424,534
Australia	2,225	50,372	202,582	61,565	113,684	295,941	110,729	184,307
Capital expenditures (unaudited):
United States	$155,050	$132,279	$298,969	$86,644	$162,470	$298,969	$86,644	$162,470
Australia	1,393	19,665	85,335	37,466	37,665	202,982	77,075	169,024
Federal coal lease expenditures	$—	$114,653	$118,364	$63,540	$123,369	$118,364	$63,540	$123,369
Purchase of mining assets	—	—	141,195	56,500	—	141,195	56,500	—
Ratio of earnings to fixed charges(3) (unaudited)	0.98	2.04	3.86	3.19	4.98	2.99	1.88	2.26
Balance Sheet Data (at end of period):
Total assets	$5,280,265	$6,178,592	$6,852,006	$6,404,661	$6,841,602			$9,155,597
Total debt	1,196,539	1,424,965	1,405,506	1,414,910	1,380,653			3,162,767
Total stockholders’ equity	1,132,057	1,724,592	2,178,467	1,902,808	2,333,277			2,333,277

(1)	Represents pro forma interest expense resulting from our new capital structure using, in the case of revolving and term loan borrowings, an assumed LIBOR rate of 5.38%:

	Year Ended	Six Months Ended	Six Months Ended
	December 31,	June 30,	June 30,
	2005	2005	2006
	(dollars in thousands, unaudited)

Revolving credit facility(a)	$29,766	$14,883	$14,883
Term loan facility(b)	52,089	25,335	28,650
Senior notes offered hereby(c)	64,604	32,303	32,303
6 7/8% Senior notes(d)	47,746	23,815	23,815
5 7/8% Senior notes(e)	14,879	7,440	7,355
Subordinated note(f)	6,656	3,423	3,026
Surety bond expense(g)	11,095	5,292	4,165
Other long-term debt(h)	3,172	1,804	2,075

Total pro forma interest expense	$230,007	$114,295	$116,272
Less historical interest expense	102,939	50,761	52,738

Net adjustment to interest expense	$127,068	$63,534	$63,534

(a)	Reflects pro forma interest expense on our revolving unsecured credit facility at an assumed LIBOR plus 1% interest rate of 6.38%. A portion of the revolving credit facility is expected to be drawn at closing.

(b)	Reflects pro forma interest expense on our term loan facility at an assumed LIBOR plus 1% interest rate of 6.38%. A portion of the term loan facility is expected to be drawn at closing.

(c)	Reflects pro forma interest expense on the senior notes offered hereby at an assumed average interest rate of 7.75%. For each percentage point by which the average interest rate on the senior notes offered hereby exceeds 7.75%, this adjustment would increase by approximately $8.25 million per year.

(d)	Reflects historical interest expense on our 6 7/8% senior notes.

(e)	Reflects historical interest expense on our 5 7/8% senior notes.

(f)	Reflects historical interest expense on our 5% subordinated note.

(g)	Reflects historical fees for surety bonds outstanding.

(h)	Reflects historical letter of credit fees, interest on capital leases and the effect of interest rate swaps.

(2)	Adjusted EBITDA is defined as income from continuing operations before deducting early debt extinguishment costs, net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indentures for our existing senior notes and in calculating Consolidated EBITDA under our senior unsecured credit facility, such measures being necessary to calculate our Fixed Charge Coverage Ratio and Consolidated Leverage Ratio. In order to incur debt under our existing indentures, the Fixed Charge Coverage Ratio must be at least 2.0 to 1.0, and under the senior unsecured credit facility we must maintain a Consolidated Leverage Ratio of 3.75x for each period of four consecutive fiscal quarters ending on or prior to December 31, 2007, 3.50x for each period of four consecutive fiscal quarters ending after January 1, 2008 and on or prior to December 31, 2008 and 3.25x for each period of four consecutive fiscal quarters ending after January 1, 2009 and thereafter, as tested at the end of each such four consecutive fiscal quarter period. Adjusted EBITDA is not a recognized term under U.S. generally accepted accounting principles (“GAAP”) and does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows:

						Pro forma	Pro forma	Pro forma
				Six Months	Six Months	Year	Six Months	Six Months
	Year Ended	Year Ended	Year Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,	June 30,	December 31,	June 30,	June 30,
	2003	2004	2005	2005	2006	2005	2005	2006
	(dollars in thousands, unaudited)

Income from continuing operations	$41,492	$178,226	$422,653	$147,144	$283,656	$364,776	$118,722	$268,390
Income tax provision (benefit)	(47,708)	(26,437)	960	14,586	8,248	(20,345)	3,480	5,091
Depreciation, depletion and amortization	234,336	270,159	316,114	155,262	172,439	352,553	173,793	193,486
Asset retirement obligation expense	31,156	42,387	35,901	16,357	18,843	40,180	18,825	20,305
Interest expense	98,540	96,793	102,939	50,761	52,738	230,007	114,295	116,272
Early debt extinguishment costs	53,513	1,751	—	—	—	—	—	—
Interest Income	(4,086)	(4,917)	(10,641)	(3,183)	(4,140)	(10,641)	(3,183)	(4,140)
Minority interests	3,035	1,282	2,472	804	6,434	7,227	4,963	9,437

Adjusted EBITDA	$410,278	$559,244	$870,398	$381,731	$538,218	$963,757	$430,895	$608,841

(3)	Earnings were insufficient to cover fixed charges by $3.2 million for the year ended December 31, 2003. Excluding $53.5 million of early debt extinguishment costs incurred for the year ended December 31, 2003, the ratio of earnings to fixed charges would have been 1.34x during this period.

RISK FACTORS

An investment in our notes involves risks. Before deciding to invest in the notes, you should carefully consider, in addition to the other information contained in or incorporated by reference into this prospectus supplement, the following risk factors:

Risks Related to our Business

If a substantial portion of our long-term coal supply agreements terminate, our revenues and operating profits could suffer if we were unable to find alternate buyers willing to purchase our coal on comparable terms, including price, to those in our contracts.

Most of our sales are made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2005, 90% of our sales volume was sold under long-term coal supply agreements. At December 31, 2005, our coal supply agreements had remaining terms ranging from one to 19 years and an average volume-weighted remaining term of approximately 3.2 years.

Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation or deflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We sometimes experience a reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Market prices for coal vary by mining region and country. As a result, we cannot predict the future strength of the coal market overall or by mining region and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, one of our largest coal supply agreements is the subject of ongoing litigation and arbitration.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the year ended December 31, 2005, we derived 21% of our total coal revenues from sales to our five largest customers. At December 31, 2005, we had 79 coal supply agreements with these customers expiring at various times from 2006 to 2011. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers significantly reduce their purchases of coal from us, or if we are unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

We had been supplying coal to the Mohave Generating Station pursuant to a long-term coal supply agreement through our Black Mesa Mine. The mine suspended its operations on December 31, 2005, and the coal supply agreement expired on that date. As a part of an alternate dispute resolution, our subsidiary, Peabody Western is participating in mediation with the Navajo Nation, the Hopi Tribe and the owners of the Mohave Generating Station and the Navajo Generating Station to resolve the complex issues surrounding groundwater and other disputes involving the two generating stations. On June 19, 2006, the owners of the Mohave Generating Station announced that they were halting efforts to reopen the plant and that they would try to sell it. There is no assurance that the Mohave Generating Station will resume operations. The Mohave plant was the sole customer of the Black Mesa Mine, which sold 4.6 million tons of coal in 2005. During 2005, the mine generated $29.8 million of Adjusted EBITDA (reconciled to its most comparable measure under GAAP in Note 27 of the consolidated financial statements), which represented 3.4% of our total 2005 Adjusted EBITDA of $870.4 million.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Transportation costs represent a significant portion of the total cost of coal, and the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs and the lack of sufficient rail and port capacity could lead to reduced coal sales. As of December 31, 2005, certain coal supply agreements, which account for less than 5% of our tons sold, permit the customer to terminate the contract if the cost of transportation increases by an amount over specified levels in any given 12-month period.

Coal producers depend upon rail, barge, trucking, overland conveyor and ocean-going vessels to deliver coal to markets. While our coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, two primary railroads serve the Powder River Basin mines. Due to the high volume of coal shipped from all Powder River Basin mines, the loss of access to rail capacity could create temporary congestion on the rail systems servicing that region.

Risks inherent to mining could increase the cost of operating our business.

Our mining operations are subject to conditions that can impact the safety of our workforce, or delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include fires and explosions from methane gas or coal dust; accidental minewater discharges; weather, flooding and natural disasters; unexpected maintenance problems; key equipment failures; variations in coal seam thickness; variations in the amount of rock and soil overlying the coal deposit; variations in rock and other natural materials and variations in geologic conditions. We maintain insurance policies that provide limited coverage for some of these risks, although there can be no assurance that these risks would be fully covered by our insurance policies. Despite our efforts, significant mine accidents could occur and have a substantial impact.

Our mining operations are extensively regulated, which imposes significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal.

Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production. The possibility exists that new legislation and/or regulations and orders related to the environment or employee health and safety may be adopted and may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

In addition, the United States, Australia and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which addresses emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place in the U.S., these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. According to the Department of Energy’s Energy Information Administration, “Emissions of Greenhouse Gases in the United States 2003,” coal accounts for 31% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to lower carbon sources of fuel. Legislation was introduced in Congress in 2006 to reduce greenhouse gas emissions in the United States. Such or similar federal legislative action could be taken in 2007 or later years. In addition, a number of states in the United States have taken steps to regulate greenhouse gas emissions. For example, seven northeastern states (New York, Vermont, New Hampshire, Maine, Connecticut, Delaware and New Jersey) entered into the Regional Greenhouse Gas Initiative (RGGI) agreement in December, 2005 to reduce carbon dioxide emissions from power plants, and in August 2006 finalized a model rule to help implement the agreement; Maryland has approved legislation that may result in its joining the RGGI in 2007; the California legislature in August 2006 approved legislation supported by the governor of California allowing the imposition of statewide caps on and cuts in carbon dioxide emissions; and Arizona’s governor signed an executive order in September 2006 that calls for the state to reduce carbon dioxide emissions. Although the manner in which such state limits will be implemented is uncertain, further developments in connection with legislation, regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

A number of laws, including in the U.S. the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund), impose liability relating to contamination by hazardous substances. Such liability may involve the costs of investigating or remediating contamination and damages to natural resources, as well as claims seeking to recover for property damage or personal injury caused by hazardous substances. Such liability may arise from conditions at formerly as well as currently owned or operated properties, and at properties to which hazardous substances have been sent for treatment, disposal, or other handling. Liability under CERCLA and similar state statutes is without regard to fault, and typically is joint and several, meaning that a person may be held responsible for more than its share, or even all of, the liability involved. Our mining operations involve some use of hazardous materials. In addition, we have accrued for liability arising out of contamination associated with Gold Fields Mining, LLC (Gold Fields), a dormant, non-coal-producing subsidiary of ours that was previously managed and owned by Hanson PLC, or with Gold Fields’ former affiliates. A predecessor owner of ours, Hanson PLC transferred ownership of Gold Fields to us in the February 1997 spin-off of its energy business. Gold Fields is currently a defendant in several lawsuits and has received notices of several other potential claims arising out of lead contamination from mining and milling operations it conducted in northeastern Oklahoma. Gold Fields is also involved in investigating or remediating a number of other contaminated sites. Although we have accrued for many of these liabilities known to us, the amounts of other potential losses cannot be estimated. Significant uncertainty exists as to whether claims will be pursued against Gold Fields in all cases, and where they are pursued, the amount of the eventual costs and liabilities, which could be greater or less than our accrual. Although we believe many of these liabilities are likely to be resolved without a material adverse effect on us, future developments, such as new information concerning areas known to be or suspected of being contaminated for which we may be responsible, the discovery of new contamination for which we may be responsible, or the inability to share costs with other parties that may be responsible for the contamination, could have a material adverse effect on our financial condition or results of operations.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which we estimate had a present value of $1,034.3 million as of December 31, 2005, $75.0 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

We are party to an agreement with the Pension Benefit Guaranty Corporation (the “PBGC”) and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States) and continues under this process.

In addition, certain of our subsidiaries participate in two defined benefit multi-employer pension funds that were established as a result of collective bargaining with the United Mine Workers of America (the “UMWA”) pursuant to the National Bituminous Coal Wage Agreement as periodically negotiated. The UMWA 1950 Pension Plan provides pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked prior to January 1, 1976. This is a closed group of beneficiaries with no new entrants. The UMWA 1974 Pension Plan provides pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked after December 31, 1975.

Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies.

The United Mine Workers of America Combined Fund was created by federal law in 1992. This multi-employer fund provides health care benefits to a closed group of our retired former employees who last worked prior to 1976, as well as orphaned beneficiaries of bankrupt companies who were receiving benefits as orphans prior to the 1992 law. No new retirees will be added to this group. The liability is subject to increases or decreases in per capita health care costs, offset by the mortality curve in this aging population of beneficiaries. Another fund, the 1992 Benefit Plan created by the same federal law in 1992, provides benefits to qualifying retired former employees of bankrupt companies who have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers default in providing their former employees with retiree medical benefits, but the overall exposure for new beneficiaries into this fund is limited to retirees covered under their employer’s plan who retired prior to October 1, 1994. A third fund, the 1993 Benefit Fund, was established through collective bargaining and provides benefits to qualifying retired former employees who retired after September 30, 1994 of certain signatory companies who have gone out of business and have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business.

Based upon the enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we estimated future cash savings which allowed us to reduce our projected postretirement benefit obligations and related expense. Failure to achieve these estimated future savings under all benefit plans could adversely affect our financial condition, results of operations and cash flows.

A decrease in the availability or increase in costs of key supplies or commodities such as diesel fuel, steel, explosives and tires could decrease our anticipated profitability.

Our mining operations require a reliable supply of replacement parts, explosives, fuel, tires, steel-related products (including roof control) and lubricants. If the cost of any of these inputs increased significantly, or if a source for these supplies or mining equipment were unavailable to meet our replacement demands, our profitability could be reduced from our current expectations. Recent consolidation of suppliers of explosives has limited the number of sources for these materials, and our current supply of explosives is concentrated with one supplier. Further, our purchases of some items of underground mining equipment are concentrated with one principal supplier. In the past year, industry wide demand growth has exceeded supply growth for certain surface and underground mining equipment and off-the-road tires. As a result, lead times for some items have increased significantly.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserves through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the West, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees’ rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2005, we leased a total of 62,330 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

Our planned mine development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

A decrease in the price or our production of metallurgical coal could decrease our anticipated profitability.

We have annual capacity to produce approximately 12 to 14 million tons of metallurgical coal. Prices for metallurgical coal at the end of 2005 and during 2006 are near historically high levels. As a result, our projected margins from these sales have increased significantly, and will represent a larger percentage of our overall revenues and profits in the future. To the extent we experience either production or transportation difficulties that impair our ability to ship metallurgical coal to our customers at anticipated levels, our profitability will be reduced in 2006.

After the first quarter of 2007, the majority of our metallurgical coal production has not yet been priced. As a result, a decrease in metallurgical coal prices could decrease our profitability.

An inability of contract miner or brokerage sources to fulfill the delivery terms of their contracts with us could reduce our profitability.

In conducting our trading, brokerage and mining operations, we utilize third party sources of coal production, including contract miners and brokerage sources, to fulfill deliveries under our coal supply agreements. Recently, certain of our brokerage sources and contract miners have experienced adverse geologic mining and/or financial difficulties that have made their delivery of coal to us at the contractual price difficult or uncertain. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon the reliability (including financial viability) and price of the third-party supply, our obligation to supply coal to customers in the event that adverse geologic mining conditions restrict deliveries from our suppliers, our willingness to participate in temporary cost increases experienced by our third-party coal suppliers, our ability to pass on temporary cost increases to our customers, the ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market, and other factors.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. Similarly, increases in future coal prices could encourage the development of expanded capacity by new or existing coal producers.

We could be negatively affected if we fail to maintain satisfactory labor relations.

As of December 31, 2005, we had approximately 8,300 employees. As of December 31, 2005, approximately 39% of our hourly employees were represented by unions and they generated 19% of our 2005 coal production. Relations with our employees and, where applicable, organized labor are important to our success. The labor contract for the majority of our represented employees expires on December 31, 2006. We could incur the risk of strikes and higher labor costs if the labor negotiations are not completed on mutually acceptable terms. In addition, the UMWA has identified Peabody as a target for union organizing activities.

Due to the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs.

United States

Approximately 64% of our U.S. miners are non-union and are employed in the states of Wyoming, Colorado, Indiana, New Mexico, Illinois and Kentucky. The UMWA represented approximately 30% of our subsidiaries’ hourly employees, who generated 14% of our domestic production during the year ended December 31, 2005. An additional 6% of our hourly employees are represented by labor unions other than the UMWA. These employees generated 2% of our production during the year ended December 31, 2005. Hourly workers at our mine in Arizona are represented by the UMWA under the Western Surface Agreement of 2000, which is effective through September 1, 2007. Our union labor east of the Mississippi River is primarily represented by the UMWA and the majority of union mines are subject to the National Bituminous Coal Wage Agreement. The current five-year labor agreement is effective through December 31, 2006. Our subsidiaries withdrew from the Bituminous Coal Operators’ Association in early 2006 and will be negotiating their own labor agreement with the UMWA for mines located east of the Mississippi River.

Australia

The Australian coal mining industry is highly unionized and the majority of workers employed at our Australian Mining Operations are members of trade unions. The Construction Forestry Mining and Energy Union represents our hourly production employees. Our Australian hourly employees are approximately 4% of our hourly workforce and generated 4% of our total production in the year ended December 31, 2005. Negotiations are underway to renew the labor agreement at our Wilkie Creek Mine. The Eaglefield Mine operates under a labor agreement that expires in May 2007. The Burton and North Goonyella Mines operate under agreements due to expire in 2008.

Our operations could be adversely affected if we fail to appropriately secure our obligations.

U. S. federal and state laws and Australian laws require us to secure certain of our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. The primary method for us to meet those obligations is to post a corporate guarantee (i.e. self bond) or to provide a third-party surety bond. As of June 30, 2006, we had $682.8 million of self bonds in place primarily for our reclamation obligations. As of June 30, 2006, we also had outstanding surety bonds with third parties of $496.8 million, of which $356.8 million was for post-mining reclamation, $80.6 million was for coal lease obligations and $59.4 million was for workers’ compensation and other obligations. These bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new surety bonds;

•	restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indentures or senior unsecured credit facility; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Our ability to self bond reduces our costs of providing financial assurances. To the extent we are unable to maintain our current level of self bonding, due to legislative or regulatory changes or changes in our financial condition, our costs would increase.

Our ability to operate our company effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have “key person” life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Due to the current demographics of our mining workforce, a high portion of our current hourly employees are eligible to retire over the next decade. Failure to attract new employees to the mining workforce could have a material adverse effect on us.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base has changed with deregulation as utilities have sold power plants to their non-regulated affiliates or third parties. These new power plant owners or other customers may have credit ratings that are below investment grade. If deterioration of the creditworthiness of our customers occurs, our $225.0 million accounts receivable securitization program and our business could be adversely affected.

Our certificate of incorporation and by-laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders’ rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

The pending Excel Acquisition is subject to closing conditions that could delay or prevent us from acquiring Excel.

We entered into a merger implementation agreement to acquire Excel Coal Limited on July 5, 2006. Under the agreement, the Excel Acquisition is subject to the satisfaction or waiver of certain closing conditions including approvals by an Australian court, approval by Excel shareholders, the absence of a material adverse change with respect to Excel and other conditions.

We and Excel each may, following a good faith consultation as to whether to extend the termination date, terminate the agreement if the scheme of arrangement has not become effective under Australian law by December 1, 2006. We and Excel each may terminate the agreement, following a good faith consultation to determine whether the transaction may proceed by alternative means, if any event occurs that would prevent any of the closing conditions from being satisfied. In addition, at any time prior to 8:00 a.m. on the first day application is made to an Australian court for an order approving the scheme of arrangement (the Second Court Date), we and Excel each may terminate the agreement if: the other party is in material breach of any provision of the merger implementation agreement; or a governmental authority has taken any action permanently restraining or otherwise prohibiting the transaction, or has refused to do anything necessary to permit the transaction, and such action or refusal is final. Prior to 8:00 a.m. on the Second Court Date, we may terminate the agreement if the board of directors of Excel changes, withdraws or modifies its recommendation that Excel shareholders vote in favor of the scheme of arrangement or makes a public statement indicating that it no longer supports the transaction or that it supports another transaction, or if Excel breaches its no-shop or no-talk obligations with respect to the transaction. Excel may also, following a period of notice and provided it has paid us the reimbursement fee specified in the agreement, terminate the agreement if, pursuant to the specified limited exceptions permitting the Excel board of directors to comply with its fiduciary duties, the Excel board has changed, withdrawn or modified its recommendation that Excel shareholders vote in favor of the scheme of arrangement.

We cannot assure you that a competing bid will not be made for Excel. If such a bid is made, it may be higher than our bid.

We have the right to waive certain closing conditions. If we elect to waive any of those closing conditions and consummate the transaction, despite a failure by Excel to meet those conditions, our business, financial condition and results of operations could be adversely affected. In addition, our senior unsecured credit facility may not be available to finance the Excel acquisition if certain funding conditions are not met. See “The Transactions.”

We may be unable to successfully integrate the acquired operations and realize the full cost savings we anticipate.

The process of integrating the operations of the Excel coal mines could cause an interruption of, or loss of momentum in, the activities of the business or the development of new mines. Among the factors considered by our board of directors in approving the Excel Acquisition were anticipated cost savings and synergies that could result from such transaction. We cannot give any assurance that these savings and synergies will be realized within the time periods contemplated or at the expected costs or that they will be realized at all.

There may be unknown environmental or other risks inherent in the Excel Acquisition.

We may not be aware of all of the risks associated with the Excel Acquisition. Any discovery of adverse information concerning the coal mines after the closing of the Excel Acquisition could have a material adverse effect on our business, financial condition and results of operations. Following completion of the Excel Acquisition, we will need to make capital expenditures that may be significant to maintain the assets we acquire and to comply with regulatory requirements, including environmental laws.

Risks Related to the Notes

Our financial performance could be adversely affected by our substantial debt.

Our financial performance could be affected by our substantial indebtedness. As of June 30, 2006, on a pro forma basis after giving effect to the Transactions, we would have had approximately $3,163 million of indebtedness outstanding on a consolidated basis (including the notes offered hereby). The indenture governing the notes offered hereby will not limit the amount of indebtedness that we may issue, and the indentures governing our existing senior notes permit the incurrence of additional indebtedness.

The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior unsecured credit facility and the indentures governing our existing notes restrict our ability to sell assets and use the proceeds from the sales.

We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay principal and interest on and to refinance our debt, including these notes, and our existing senior notes, depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior unsecured credit facility will be adequate to meet our future liquidity needs for at least the next year, barring any unforeseen circumstances that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior unsecured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior unsecured credit facility and the notes, on commercially reasonable terms, on terms acceptable to us or at all.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

The notes and the guarantees will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, to the extent of the value of the assets securing such obligations. In addition, the indenture governing the notes offered hereby will not limit, and the indenture governing our existing senior notes permits, the incurrence of additional debt, some of which may be secured debt.

In the event that we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, our assets, or those of a subsidiary guarantor, that serve as collateral under such secured debt would be made available to satisfy the obligations under the secured debt before those assets may be used to satisfy our obligations with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

The notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims against those subsidiaries.

We derive substantially all of our revenue from our subsidiaries. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of June 30, 2006, on a pro forma basis after giving effect to the Transactions, our non-guarantor subsidiaries would have had $273.6 million of indebtedness and other liabilities outstanding. For the year ended December 31, 2005, on a pro forma basis after giving effect to the Transactions, our non-guarantor subsidiaries would have generated approximately 27.0% and 34.7% of our revenues and Adjusted EBITDA, respectively.

We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our new and existing indentures do not prohibit us or our subsidiaries from doing so. Our senior unsecured credit facility includes a revolving credit facility that provides commitments of up to $1,800 million, of which $718 million will be utilized immediately after this offering (including $406 million for letters of credit) and $1,082 million of which will be immediately available for future borrowings. In addition, we have a delayed draw term loan sub-facility of $510 million available until January 31, 2007, which may be drawn in order to partially fund the Excel Acquisition. If we incur any additional indebtedness that ranks equally with the senior notes, the holders of that debt will be entitled to share ratably with the holders of these senior notes and our existing senior notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in our senior unsecured credit facility and the indentures governing our senior notes impose restrictions that may limit our operating and financial flexibility.

Our senior unsecured credit facility, the indentures governing our existing senior notes and the notes offered hereby and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

•	increase our common stock dividends above specified levels;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in affiliate transactions;

•	amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with the financial covenants contained in our senior unsecured credit facility. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we were or any of our guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market, although we expect that the notes will be eligible for trading in DTC’s same-day funds settlement system. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

We may be unable to purchase the notes upon a change of control coupled with a ratings decline.

Upon a change of control, if the credit rating assigned to the notes declines beyond specified levels within 90 days of the change of control, we will be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control/ratings trigger were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. A change of control/ratings trigger under the indentures governing the notes and our existing notes would also result in an event of default under our senior unsecured credit facility, which may cause the acceleration of our other indebtedness, in which case, we would be required to repay in full our secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control/ratings trigger under the indentures. Our failure to repurchase the notes upon a change of control/ratings trigger would constitute an event of default under the indentures and would have a material adverse effect on our financial condition.

The change of control/ratings trigger provision in the indentures may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control and results in a ratings decline under the indentures. Such a transaction may not involve a ratings decline or a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the indentures to trigger our obligation to repurchase the notes. Except as described above, the indentures do not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

THE TRANSACTIONS

On July 5, 2006 we signed a merger implementation agreement with Excel Coal Limited. On September 20, 2006, we purchased 19.99% of the outstanding shares of Excel at a price of A$9.50 per share (US$7.16) (the “Advance Purchase”). The following is a brief summary of the material provisions of the merger implementation agreement (as amended on September 18, 2006). This summary is qualified in its entirety by reference to the merger implementation agreement.

While we expect to consummate the Excel Acquisition pursuant to the merger implementation agreement, circumstances may arise that cause us to decide to pursue the Excel Acquisition by means of a takeover offer or by other lawful means under the laws of Australia.

Structure and Purchase Price

The merger implementation agreement contemplates that one of our wholly-owned subsidiaries will acquire Excel by means of a scheme of arrangement transaction under Australian law, pursuant to which we will pay A$9.50 per share (US$7.16) in cash for all remaining outstanding shares of Excel, representing a total acquisition price, including the Advance Purchase, of approximately US$1.54 billion plus assumed debt of approximately US$193 million (net of cash) as of June 30, 2006 (totaling approximately $1.73 billion). The acquisition will be financed through the net proceeds of this offering and borrowings under our senior unsecured credit facility.

Closing and Closing Conditions

The Excel Acquisition is subject to the satisfaction or waiver of certain closing conditions including approvals by an Australian court, approval by Excel shareholders, the absence of a material adverse change with respect to Excel and other conditions.

We expect the closing to occur in October of 2006.

Representations and Warranties; Covenants; Termination

In the merger implementation agreement, Excel makes representations, warranties and covenants to us that are customary in Australia for a seller of shares of a public company or companies; and we make representations, warranties and covenants to Excel that are customary in Australia for a buyer of shares of a public company or companies. In addition, the merger implementation agreement contains various covenants regarding the conduct of Excel’s business prior to the closing of the transaction.

Excel has agreed not to solicit alternative proposals or competing transactions and not to respond to unsolicited approaches, subject to certain limited exceptions to permit the board of directors to comply with its fiduciary duties. However, we cannot assure you that a competing bid will not be made for Excel. If such a bid is made, it may be higher than ours.

Under the merger implementation agreement, the Excel board of directors must unanimously recommend that the Excel shareholders vote in favor of the scheme of arrangement in the absence of a superior proposal, and the Excel board of directors may not change, withdraw or modify its recommendation in favor of the scheme of arrangement, subject to certain limited exceptions to permit the board of directors to comply with its fiduciary duties. Following court approval of the scheme of arrangement, Excel must cause the appointment to the Excel board of such number of our director nominees as will give our nominees control of the Excel board.

We have covenanted, assuming due completion of the Excel Acquisition, to ensure that, for a period of seven years from the closing, the Excel entities continue to maintain provisions in their organizational documents providing for each of them to indemnify each of their officers against liability incurred by that officer in his or her capacity. We have also agreed to ensure that the Excel entities comply with their respective indemnity, access and insurance obligations made by them in favor of their respective directors and officers and, without limiting the foregoing, to ensure that directors’ and officers’ run-off insurance coverage is maintained for six years from the closing, provided that the cost of such coverage does not exceed twice the cost of such coverage previously paid by Excel per annum.

We and Excel each may, following a good faith consultation as to whether to extend the termination date, terminate the agreement if the scheme of arrangement contemplated by the merger implementation agreement has not become effective under Australian law by December 1, 2006. We and Excel each may terminate the agreement, following a good faith consultation to determine whether the transaction may proceed by alternative means, if any event occurs that would prevent any of the closing conditions from being satisfied. In addition, at any time prior to 8:00 a.m. on the first day application is made to an Australian court for an order approving the scheme of arrangement (the Second Court Date), we and Excel each may terminate the agreement if: the other party is in material breach of any provision of the merger implementation agreement, or of representations and warranties subject to materiality thresholds; or a governmental authority has taken any action permanently restraining or otherwise prohibiting the transaction, or has refused to do anything necessary to permit the transaction, and such action or refusal is final. Prior to 8:00 a.m. on the Second Court Date, we may terminate the agreement if the board of directors of Excel changes, withdraws or modifies its recommendation that Excel shareholders vote in favor of the scheme of arrangement or makes a public statement indicating that it no longer supports the transaction or that it supports another transaction; or if there is an Excel Prescribed Occurrence as defined therein, or if Excel breaches its no-shop or no-talk obligations with respect to the transaction. Excel may also, following a period of notice and provided it has paid us the reimbursement fee specified in the agreement, terminate the agreement if, pursuant to the specified limited exceptions permitting the Excel board of directors to comply with its fiduciary duties, the Excel board has changed, withdrawn or modified its recommendation that Excel shareholders vote in favor of the scheme of arrangement.

Indemnification

We and Excel have each agreed to indemnify the other, and certain of our respective representatives, for losses arising out of any breach of our respective representations and warranties. The representations, warranties and indemnification obligations of us and Excel survive the termination of the merger implementation agreement. Subject to any applicable restriction under the Australia Corporations Act, we and Excel have each released any claims against the other, as well as against certain of that party’s representatives, with respect to any breach of the representations, warranties and covenants under the merger implementation agreement, or any false or misleading disclosures, except where the other party, or such representative, has not acted in good faith or has engaged in willful misconduct.

New Senior Unsecured Credit Facility

To accommodate our increased working capital needs, and to partially finance the Excel Acquisition, on September 15, 2006 we amended and restated our existing $1.35 billion senior secured credit facilities. The Company’s amended and restated credit facility is unsecured and provides borrowing capacity of $2.75 billion, consisting of a $1.8 billion revolving credit facility and a $950.0 million term loan facility. The term loan facility consists of a $440.0 million tranche, which was drawn at closing to replace the existing term loan facility, and up to a $510.0 million delayed draw term loan sub-facility available, subject to the satisfaction of certain conditions, to fund the Excel Acquisition. For a more detailed discussion of the senior unsecured credit facility, see “Description of Other Indebtedness.”

We may, subsequent to this offering, undertake permanent financing to pay down a portion of our senior unsecured credit facility.

USE OF PROCEEDS

The estimated sources and uses of funds for the Transactions (assuming the Transactions had closed on June 30, 2006) are shown on the table below. Actual amounts will vary from estimated amounts depending on several factors. If this offering is consummated prior to the consummation of the Excel Acquisition, the gross proceeds from this offering will be placed in escrow pending the consummation of the Excel Acquisition. If the Excel Acquisition does not occur on or prior to January 31, 2007, the notes will be subject to a special mandatory redemption. The special mandatory redemption price is 100% of the principal amount of the notes outstanding on such date plus accrued and unpaid interest. Concurrent with the consummation of the Excel Acquisition, the escrowed funds will be released to us. The net proceeds from this offering, together with the other sources referred to in the table below, will be used to consummate the Excel Acquisition, with any remaining proceeds being used for general corporate purposes.

Sources		Uses
(dollars in thousands)

Senior unsecured credit facility:
Term loan	$440,000	Refinance existing term loan	$437,500
Delayed draw term loan sub-facility	510,000	Advance purchase price(3)	307,692
Revolving credit facility(1)	444,614	Remaining purchase price(4)	1,232,188
Senior notes offered hereby(2)	825,000	Existing Excel debt(5)	193,234
		Estimated fees and expenses	49,000

Total sources	$2,219,614	Total uses	$2,219,614

(1)	The revolving credit facility provides for borrowings of up to $1.8 billion.
(2)	Any proceeds remaining after the financing of the Excel Acquisition will be used for general corporate purposes.
(3)	Reflects the amount of cash paid to fund the Advance Purchase.
(4)	Reflects the amount of total cash consideration to be paid to holders of outstanding shares of Excel’s common stock (excluding Peabody holdings). As of September 18, 2006, there were approximately 172.0 million Excel shares outstanding after giving effect to the Advance Purchase.
(5)	Part of the proceeds from the financings described above may be used to repay all or a portion of the assumed Excel debt, which was $193.2 million (net of cash) as of June 30, 2006. As of September 29, 2006, Excel had long-term debt of $274.4 million and short-term debt of $41.1 million. We expect to refinance the incremental debt with borrowings under our revolving credit facility.

CAPITALIZATION

The following table sets forth our consolidated historical capitalization at June 30, 2006 on an actual basis and as adjusted to give effect to the Transactions. The calculations under the “Adjustments” and “Pro Forma as Adjusted” columns of the table assume the successful completion of this offering and the application of the net proceeds as described in “Use of Proceeds.”

You should read this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus supplement, “Summary Historical and Pro Forma Financial Data,” “Use of Proceeds” and the unaudited pro forma financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement.

	As of June 30, 2006
			Pro Forma
	Actual	Adjustments	as Adjusted
	(dollars in thousands)
	(unaudited)

Cash and cash equivalents	$318,736	$—	$318,736

Prior revolving credit facility(1)	$—	$—	$—
Term loan under prior senior secured credit facilities	437,500	(437,500)	—
New revolving credit facility(2)	—	444,614	444,614
Term loan under senior unsecured credit facility	—	440,000	440,000
Delayed draw term loan under senior unsecured credit facility	—	510,000	510,000
Senior Notes offered hereby	—	825,000	825,000
6 7/8% Senior Notes due 2013(3)	624,136	—	624,136
5 7/8% Senior Notes due 2016	231,845	—	231,845
5% Subordinated Note	58,136	—	58,136
Other long-term debt	29,036	—	29,036

Total debt	1,380,653	1,782,114	3,162,767
Minority interests	12,828	17,254	30,082
Stockholders’ equity:
Preferred stock	—	—	—
Common stock	2,661	—	2,661
Additional paid-in capital	1,546,985	—	1,546,985
Retained earnings	830,648	—	830,648
Accumulated other comprehensive loss	(31,625)	—	(31,625)
Treasury stock	(15,392)	—	(15,392)

Total stockholders’ equity	2,333,277	—	2,333,277

Total capitalization	$3,726,758	$1,799,368	$5,526,126

(1)	As of June 30, 2006, the prior revolving credit facility provided for maximum borrowings and/or letters of credit of up to $900.0 million. As of June 30, 2006, we had no loans outstanding and we had letters of credit of $406.5 million outstanding under our prior revolving credit facility.
(2)	Our revolving credit facility provides for maximum borrowings and/or letters of credit of up to $1.8 billion. As of September 25, 2006, we had $312.0 million of loans outstanding and we had letters of credit of $398.8 million under our revolving credit facility. In connection with the Excel Acquisition, any refinancing of incremental Excel debt incurred after June 30, 2006 will be with borrowings under our revolving credit facility.
(3)	Includes $25.9 million for the fair value of interest rate swaps related to the 6 7/8% Senior Notes.

DESCRIPTION OF OTHER INDEBTEDNESS

The following are summaries of the material terms and conditions of our principal indebtedness.

Credit Facilities

On September 15, 2006, we entered into a third amended and restated credit agreement (as amended or otherwise modified from time to time) with Bank of America, N.A., as administrative agent, Citibank, N.A., as syndication agent, and the lenders named therein, which amends and restates in full our existing second amended and restated credit agreement, dated as of March 21, 2003 (as amended or otherwise modified from time to time), with Fleet National Bank, as administrative agent, Wachovia Bank N.A. and Lehman Commercial Paper Inc., each as syndication agent, Fleet Securities, Inc., Wachovia Securities, Inc. and Lehman Brothers Inc., each as arranger, Morgan Stanley Senior Funding, Inc. and U.S. Bank N.A., each as documentation agents and the lenders from time to time party thereto.

Our senior unsecured credit facility under the third amended and restated credit agreement provides for a $1.8 billion revolving credit facility and a $950.0 million term loan facility. The revolving credit facility includes capacity available for borrowing and the issuance of letters of credit and also includes a $50.0 million sub-facility available for same-day swingline loan borrowings. The term loan facility consists of a $440.0 million portion, which was drawn at closing, and up to a $510.0 million delayed draw term loan sub-facility available, subject to the satisfaction of certain conditions precedent, to fund the Excel Acquisition. Loans under the senior unsecured credit facility are available to us in U.S. dollars, with a sub-facility under the revolving credit facility available to us in Australian dollars, pounds sterling and Euros. Letters of Credit under the revolving credit facility are available to us and our subsidiaries in U.S. dollars with a sub-facility available in Australian dollars, pounds sterling and Euros. Extensions of credit under the senior unsecured credit facility are available to finance the Excel Acquisition and related fees and expenses, the financing of other capital expenditures, the refinancing of obligations under our existing credit facilities and our ongoing working capital and other corporate purposes. Availability of the delayed draw term loan sub-facility is limited to the financing of the Excel Acquisition. The revolving credit facility commitment is scheduled to terminate and the loans thereunder are scheduled to mature in September 2011. The delayed draw term loan commitment is scheduled to terminate in January 2007. The term loan facility is scheduled to mature in September 2011.

Availability of the revolving credit facility is subject to satisfaction of certain customary conditions. Availability of the delayed draw term loan sub-facility is subject to satisfaction of certain limited conditions, including without limitation a reaffirmation of certain representations and warranties and satisfaction of certain closing conditions under the merger implementation agreement for the Excel Acquisition, or, in the event the Excel Acquisition is pursued by means of a takeover offer or other lawful means in connection therewith, satisfaction of the conditions thereunder.

All borrowings under the senior unsecured credit facility (other than swingline borrowings and borrowing denominated in currencies other than U.S. dollars) bear interest, at our option, at either: (A) a “base rate” equal to, for any day, the higher of: (a) 0.50% per year above the overnight federal funds effective rate, as published by the Federal Reserve Bank of New York, as in effect from time to time; and (b) the annual rate of interest in effect for that day as publicly announced by the administrative agent under the senior unsecured credit facility as its “prime rate” or (B) a “eurocurrency rate” equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which eurocurrency deposits in the relevant currency for the relevant interest period (which will be one, two, three, six or, subject to availability, nine or 12 months, as selected by us) are offered in the interbank eurodollar market, as determined by the administrative agent under the senior unsecured credit facility, plus in each case a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 0.50% to 0% per year for borrowings bearing interest at the “base rate” and from 1.50% to 0.50% per year for borrowings bearing interest at the “Eurocurrency Rate.” Swingline borrowings will bear interest at a “BBA LIBOR” rate equal to the rate (adjusted for reserve requirements, deposit insurance assessment rates and other regulatory costs for eurocurrency liabilities) at which deposits in the relevant currency for a one month term are offered in the interbank eurodollar market, as determined by the administrative agent, plus a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 1.50% to 0.50% per year. Borrowings denominated in currencies other than U.S. dollars will bear interest at the Eurocurrency Rate.

We will be required to pay interest on borrowings bearing interest at the “eurocurrency rate” at the end of the selected interest period but no less frequently than quarterly. For borrowings bearing interest at the “base rate,” we will be required to pay interest quarterly.

We pay a usage-dependent commitment fee on the available unused commitment under the revolving credit facility. The fee is dependent upon the ratio of our debt compared to our adjusted consolidated EBITDA and ranges from 0.125% to 0.300% of the available unused commitment. For purposes of calculating the commitment fee, swingline loans are not considered usage of the revolving credit facility. The fee accrues quarterly in arrears and is payable on the last business day of each March, June, September and December.

We also pay a letter of credit fee calculated at a rate, dependent on the ratio of our debt as compared to our adjusted consolidated EBITDA, ranging from 1.50% to 0.50% per year of the undrawn amount of each letter of credit and a fronting fee equal to the greater of $150 and 0.125% per year of the undrawn amount of each letter of credit. These fees are payable quarterly in arrears on the first business day of each March, June, September and December. In addition, we will also pay customary transaction charges in connection with any letters of credit.

We will also pay on October 15, 2006, each 30-day anniversary thereafter, and on each date the delayed draw term loan sub-facility is drawn to fund the Excel Acquisition, a commitment fee of 0.125% per year of the available unused delayed draw term loan commitment.

The rates that depend on the ratio of our debt as compared to our adjusted consolidated EBITDA range from the high rate specified if the ratio is greater than or equal to 3.25 to 1.0 to the low rate specified if the ratio is less than 1.0 to 1.0.

The $950.0 million term loan facility is subject to quarterly amortization of 5.0% per year commencing on March 31, 2007, with the final payment of all amounts outstanding (including accrued interest) being due in September 2011.

The third amended and restated credit agreement imposes certain restrictions on us, including restrictions on our ability to: incur or suffer to exist debt or provide guarantees; grant or suffer to exist liens; enter into agreements with negative pledge clauses; pay dividends or make other distributions in respect of capital stock; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock or otherwise return capital; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; and restrict distributions from subsidiaries. In addition, the senior unsecured credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios. The senior unsecured credit facility also includes customary events of default.

If an event of default under our senior unsecured credit facility occurs and is continuing, the commitments thereunder may be terminated and the principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owed thereunder, may be declared immediately due and payable and any letters of credit outstanding may be required to be cash collateralized.

A substantial number of our direct and indirect domestic subsidiaries guarantee our obligations under the senior unsecured credit facility.

Our obligations under the senior unsecured credit facility and the related guarantee obligations of our subsidiaries are unsecured.

5 7/8% Senior Notes due 2016

As of June 30, 2006, we had outstanding $231.8 million aggregate principal amount in senior notes, which bear interest at 5 7/8% and are due in April, 2016. Interest on the notes is payable each April 15 and October 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants will terminate if two specified ratings agencies assign the senior notes investment grade ratings and no event of default exists under the indenture governing these senior notes. The notes are redeemable prior to April 15, 2009 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after April 15, 2009 at fixed redemption prices as set forth in the indenture.

6 7/8% Senior Notes due 2013

As of June 30, 2006, we had outstanding $650 million aggregate principal amount in senior notes, which bear interest at 6 7/8% and are due in March 2013. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. Many of these covenants will terminate if two specified ratings agencies assign the senior notes investment grade ratings and no event of default exists under the indenture governing these senior notes. The notes are redeemable prior to March 15, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after March 15, 2008 at fixed redemption prices as set forth in the indenture.

5.0% Subordinated Note

The 5.0% subordinated note, which had an original face value of $400.0 million and had a face value of $60.0 million as of June 30, 2006, is recorded net of discount at an imputed annual interest rate of approximately 12.0%, resulting in a long-term debt carrying amount of $58.1 million as of June 30, 2006. Interest and principal are payable each March 1, and the remaining $60.0 million is due March 1, 2007. The note is a subordinated and unsecured obligation of our subsidiary, Peabody Holding Company, LLC. The terms of the note permit the merger, consolidation or the sale of assets of Peabody Holding Company, LLC, as long as the successor corporation following the merger or consolidation (if Peabody Holding Company, LLC does not survive) expressly assumes payment of principal and interest on and performance of the covenants and conditions of the note.

Off Balance Sheet Arrangements

Surety Bonds.  Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

We use a combination of surety bonds, corporate guarantees (i.e. self bonds) and letters of credit to secure our financial obligations for post-mining reclamation, workers’ compensation, postretirement healthcare benefits, leases and pensions. As of June 30, 2006 we had outstanding surety bonds with third parties for these obligations totaling $496.8 million, letters of credit of $406.6 million, and an additional $682.8 million in self-bonding obligations.

Accounts Receivable Securitization Program.  In March 2000, we established an accounts receivable securitization program. Under the program, undivided interests in a pool of eligible trade receivables that have been contributed to our wholly-owned, bankruptcy-remote subsidiary (“Seller”) are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit (“Conduit”). Purchases by the Conduit are financed with the sale of highly rated commercial paper. On September 16, 2004, we closed on an expansion of the accounts receivable securitization facility. Under the terms of the amended agreement, the total facility capacity was increased from $140 million to $225 million and the receivables of additional wholly-owned subsidiaries of ours are now eligible to participate in the facility. The maturity of the facility was also extended to September 2009. The amount of undivided interests in accounts receivable sold to the Conduit were $225.0 million as of June 30, 2006.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description below under “Certain Definitions.” In this description, the words “we” and “Company” refer only to Peabody Energy Corporation and not to any of its Subsidiaries.

The Company will issue the 2016 notes and the 2026 notes under a senior indenture (the “base indenture”) among itself, the Subsidiary Guarantors and US Bank National Association, as trustee, dated March 19, 2004, as supplemented by supplemental indentures relating to each series of notes (each a “supplemental indenture” and, together with the base indenture, the “indenture”). The issuance of the notes will occur in connection with the acquisition of Excel Coal Limited (“Excel”) by a wholly owned subsidiary of the Company.

The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the accompanying prospectus under the heading “Description of Debt Securities” and together therewith is a summary of the provisions of the indenture that we consider material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. You may request copies of the indenture at our address set forth under “Incorporation of Certain Documents By Reference.” Defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the indenture. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes will be:

•	general unsecured obligations of the Company;

•	senior in right of payment to any subordinated indebtedness of the Company, including $60 million principal amount of its 5.0% Subordinated Note due 2007;

•	pari passu in right of payment with any senior indebtedness of the Company, including $650.0 million principal amount of its 6 7/8% Senior Notes due 2013 and $231.8 million principal amount of its 5 7/8% Senior Notes due 2016;

•	effectively junior in right of payment to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and

•	guaranteed by all of the Company’s existing Subsidiaries that are Domestic Subsidiaries, other than the Specified Subsidiaries. In addition, any Domestic Subsidiary of the Company that executes a Guarantee under the Credit Agreement will be required to guarantee the notes.

The Subsidiary Guarantees

Each Subsidiary Guarantee of the notes will be:

•	a senior unsecured obligation of each Subsidiary Guarantor;

•	senior in right of payment to all subordinated indebtedness of that Subsidiary Guarantor;

•	pari passu in right of payment with all indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to the guarantee of the Notes; and

•	effectively junior in right of payment to the existing and future secured indebtedness of that Subsidiary Guarantor, to the extent of the value of the collateral securing that indebtedness.

As of June 30, 2006, on a pro forma basis after giving effect to the Transactions, the Company would have had approximately $3,163 million of indebtedness outstanding on a consolidated basis (including the notes). The indenture does not limit the amount of indebtedness that we may issue.

The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company’s Subsidiaries that do not guarantee the notes. Any right of the Company to receive assets of any of its Subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. See “Risk Factors — Risks Relating to the Notes — The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

Principal, Maturity and Interest

The Company will issue in this offering the 2016 notes in an aggregate principal amount of $      million and the 2026 notes in an aggregate principal amount of $      million. The Company may issue an unlimited amount of additional notes under the indenture from time to time after this offering. Each series of the notes and any additional notes of such series subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The 2016 notes will mature on     , 2016 and the 2026 notes will mature on     , 2026. Interest on the notes will accrue at the rate of     % per annum, in the case of the 2016 notes, and     % per annum, in the case of the 2026 notes, and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2007. The Company will make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest on the notes will accrue from          , 2006 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Company, it will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. See “— Book-Entry, Delivery and Form” below for additional information.

Subsidiary Guarantees

The Company’s payment obligations under the notes will be fully and unconditionally, and jointly and severally, guaranteed by the Subsidiary Guarantors. In addition, any Domestic Subsidiary of the Company that executes a Guarantee under the Credit Agreement will be required to Guarantee the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that would not constitute a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes — Federal and state fraudulent transfer laws permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

The notes will not be guaranteed by the Specified Subsidiaries or any Foreign Subsidiaries of the Company. As of June 30, 2006 on a pro forma basis after giving effect to the Transactions, the Subsidiaries of the Company not guaranteeing the notes would have had $273.6 million of indebtedness and other liabilities outstanding. For the fiscal year ended December 31, 2005, the non-Guarantor Subsidiaries would have accounted for 27.0% and 34.7%, respectively, of the Company’s revenues and Adjusted EBITDA on a pro forma basis.

No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the event of (a) the release or discharge of the Guarantee of the Credit Agreement by a Subsidiary Guarantor, except a discharge or release by or as a result of payment under such Guarantee, or (b) a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition of all of the capital stock of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee.

Optional Redemption

The notes will be subject to redemption at any time at the option of the Company, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining principal and interest payments on the applicable notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus           basis points, in the case of the 2016 notes, and           basis points, in the case of the 2026 notes, in each case together with accrued and unpaid interest if any, to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the applicable notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

“Reference Treasury Dealer” means Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., or their affiliates, plus three other Primary Treasury Dealers (as defined below) appointed by us, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, if available.

Escrow of Proceeds; Special Mandatory Redemption

Concurrently with the closing of this offering, unless the Australian court has approved the scheme of arrangement prior to the closing of this offering, we will enter into an escrow agreement (the “Escrow Agreement”) with the trustee and US Bank National Association, as escrow agent (the “Escrow Agent”), pursuant to which we will deposit with the Escrow Agent an amount equal to the gross proceeds of the offering of the notes plus accrued and unpaid interest to, but excluding the latest possible Special Mandatory Redemption Date (as defined below) (collectively, with any other property from time to time held by the Escrow Agent, the “Escrowed Property”). In order to cause the Escrow Agent to release the Escrowed Property to us or such other Person as we shall designate (the “Release”), the Escrow Agent shall have received from us, at a time that is on or before the Deadline (as defined below), a certificate relating to the expected consummation, in whole or in part, of the acquisition of Excel, the application of the proceeds of the offering of the notes and the absence of a Default or an Event of Default. The Release shall occur promptly upon, but in no event later than two business days following, the delivery of the foregoing certificate. Upon the Release, the escrow account under the Escrow Agreement shall be reduced to zero and the Escrowed Property and interest thereon paid out in accordance with the Escrow Agreement. The “Deadline” is January 31, 2007.

From the issue date until the Release, the Escrow Agent shall, for the benefit of the Escrow Agent and the holders of the notes, be granted an exclusive first-priority Lien on the Escrowed Property. Upon the Release, the Lien of the Escrow Agent on the Escrowed Property shall be extinguished. If the Escrow Agreement is effective and the certificate described above has not been delivered on or before 5:00 p.m., New York City time, on the Deadline, then the Issuer will, on a day not more than 10 Business Days following the Deadline (such date, the “Special Mandatory Redemption Date”), redeem all of the notes (the “Special Mandatory Redemption”) at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest on the notes to, but excluding the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”).

Notice of the Special Mandatory Redemption will be mailed promptly to each holder of notes at its registered address, to the Trustee and to the Escrow Agent. Upon receipt of the notice of Special Mandatory Redemption, the Escrow Agent will liquidate all Escrowed Property held by it no later than the Business Day prior to the Special Mandatory Redemption Date. On the Special Mandatory Redemption Date, the Escrow Agent shall pay to a paying agent for payment to each holder of notes the Special Mandatory Redemption Price for such holder’s Notes and, concurrently with the payment to such holders, deliver any excess Escrowed Property to the Company.

Certain provisions relating to our obligation to redeem the notes in a Special Mandatory Redemption may not be waived or modified without the written consent of the holders of all notes.

Repurchase at the Option of Holders Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”). Within ten days following any Change of Control Triggering Event, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company’s other senior Indebtedness contains, or in the future may contain, prohibitions on certain events that would constitute a Change of Control. In addition, the exercise by the holders of notes of their right to require the Company to repurchase the notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Relating to the Notes — We may be unable to purchase the notes upon a change of control coupled with a ratings decline.” The Credit Agreement will restrict the Company from purchasing the notes, and also will provide that certain change of control events with respect to the Company would constitute a default thereunder. Indebtedness incurred by the Company in the future may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or if the Company exercises its option to purchase the notes.

“Change of Control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares) or

(iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the notes.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of directors on the original issue date of the notes or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Principals” means executive officers of the Company as of the original issue date of the notes.

“Rating Date” means the date which is 90 days prior to the earlier of: (a) a Change of Control, and (b) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

“Rating Decline” means the occurrence of the following on, or within, 90 days before or after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Company to effect a Change of Control (which 90-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Notes by one of the Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Related Party” with respect to any Principal means (A) any spouse or immediate family member of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows: (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate. No notes of $1,000 principal amount can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption.

Certain Covenants

The indenture will contain the following covenants:

Limitation on Liens

The indenture will provide that, except as otherwise provided below, we will not, and will not permit any Restricted Subsidiary to, issue, incur, create, assume, guarantee or otherwise have outstanding any Indebtedness secured by any mortgage, deed of trust, security interest, pledge, lien, charge or other encumbrance, each a “Lien” and collectively “Liens,” upon any Principal Property or shares of Capital Stock or Indebtedness of a Restricted Subsidiary, except the Lien of the Escrow Agent on the Escrowed Property and any Lien contemplated under the Escrow Agreement, unless the notes (and, at our option, any other indebtedness or guarantee ranking equally with the notes) are secured equally and ratably with (or at our option, prior to) such secured Indebtedness. This restriction will not apply to Indebtedness secured by:

•	Liens on property, shares of Capital Stock or Indebtedness of a person existing at the time it becomes a Restricted Subsidiary or Liens on any Principal Property created prior to the time such property became a Principal Property, provided, in each case, that such Liens were not created in anticipation of the transaction in which such entity becomes a Restricted Subsidiary;

•	Liens on property (and on any proceeds from the disposition of such property) acquired by the Company or a Restricted Subsidiary existing at the time of acquisition by the Company or a Restricted Subsidiary, whether or not assumed by the Company or such Restricted Subsidiary; provided that no such Lien will extend to any other Principal Property of the Company or any Restricted Subsidiary;

•	Liens on property (and on any proceeds from the disposition of such property) acquired by the Company or a Restricted Subsidiary and created prior to, at the time of, or within 360 days after the acquisition of such property, or the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price of such property, such construction or the making of such improvements; provided that such Liens will not extend to any other Principal Property of the Company or any Restricted Subsidiary other than, in the case of such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

•	Liens in favor of the Company or a Restricted Subsidiary to secure Indebtedness owing to the Company or a Restricted Subsidiary;

•	Liens existing on the date of the initial issuance of the notes;

•	Liens on property (and on any proceeds from the disposition of such property), shares of Capital Stock or Indebtedness of a Person existing at the time such Person is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the properties of a Person as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that the Lien was not incurred in contemplation of such merger or consolidation or sale, lease or other disposition;

•	Liens on property of the Company or a Restricted Subsidiary in favor of governmental bodies to secure payments of amounts owed under any contract or statute;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security;

•	judgment Liens so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceeding may be initiated shall not have expired;

•	Liens created in connection with a project financed with, and created to secure, Non-Recourse Debt; and

•	any extension, renewal or replacement of any Lien referred to above or any Indebtedness secured by that Lien, provided that such extension, renewal or replacement Lien will secure no larger an amount of Indebtedness than that existing at the time of such extension, renewal or replacement and will be limited to all or part of the same property and improvements thereon which secured the Loan extended, renewed or replaced.

In addition, the Company or a Restricted Subsidiary may issue, incur, create, assume or guarantee Indebtedness secured by a Lien which would otherwise be subject to the foregoing restrictions without equally and ratably securing the notes, provided that after giving effect to the Indebtedness secured by such Lien, the aggregate principal amount of all Indebtedness so secured by Liens (not including Liens permitted above) and the Attributable Debt of Sale and Lease-Back Transactions permitted by the provision described below under “Limitation on Sale and Lease-Back Transactions” does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions

The indenture will provide that Sale and Lease-Back Transactions by the Company or any Restricted Subsidiary of any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and one of its Restricted Subsidiaries or between Restricted Subsidiaries, are prohibited unless at the effective time of such transaction:

•	the Company or the Restricted Subsidiary would be entitled, pursuant to the covenant described above under the caption “— Limitation on Liens,” without equally and ratably securing the notes, to incur Indebtedness secured by a Lien in an amount at least equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction; or

•	the Company or the Restricted Subsidiary applies, within 360 days of the closing date of the Sale and Lease-Back Transaction, an amount equal to the greater of (1) the net proceeds of such sale or (2) the Attributable Debt with respect to such Sale and Lease-Back Transaction, to either (or a combination of) (x) the prepayment, defeasance or retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or payment at maturity) of Indebtedness of the Company or a Restricted Subsidiary maturing after, or renewable or extendable at the option of the Company or the relevant Restricted Subsidiary beyond, twelve months from the date of determination (other than debt subordinate to the notes or any Guarantee or debt to the Company or a Restricted Subsidiary); provided, however, the amount to be applied to the prepayment or retirement of any such Indebtedness shall be reduced by the principal amount of any debt securities of the Company or a Restricted Subsidiary delivered within 360 days after such Sale and Lease-Back Transaction to the trustee or paying agent for retirement and cancellation; or (y) the purchase, construction or development of other property, facilitates or equipment.

Additional Subsidiary Guarantees

If the Company or any of its Domestic Subsidiaries shall acquire or create another Domestic Subsidiary after the initial issue date of the notes and such Domestic Subsidiary provides a guarantee under the Credit Agreement, then such newly acquired or created Domestic Subsidiary shall execute a supplemental indenture in form and substance reasonably satisfactory to the trustee providing that such Domestic Subsidiary shall become a Subsidiary Guarantor under the indenture.

Events of Default and Remedies

Each of the following constitutes an “Event of Default”: (i) default for 30 days in the payment when due of interest on the notes; (ii) default in payment when due of the principal of or premium, if any, on the notes; (iii) failure by the Company or any of its Subsidiaries to make the offer required or to purchase any of the notes as required under the provisions described under the caption “Repurchase at the Option of Holders Change of Control Triggering Event,” (iv) failure by the Company or any of its Subsidiaries for 60 days after notice to comply with any of its agreements in the indenture or the notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness aggregates $50.0 million or more; (vi) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (vii) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Subsidiaries that are Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would be a Significant Subsidiary.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Person controlling such Person, as such, shall have any liability for any obligations of the Company under the notes, the Subsidiary Guarantees, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for: (i) the rights of holders of outstanding notes to receive payments in respect of the principal of, interest or premium, if any, on such notes when such payments are due solely out of the trust referred to below; (ii) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Subsidiary Guarantor’s obligations in connection therewith; and (iv) the Legal Defeasance provisions of the indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to substantially all of the restrictive covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. In order to exercise either Legal Defeasance or Covenant Defeasance: (i) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the applicable notes, cash in U.S. dollars, Government Securities, or a combination of cash in U.S. dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest or premium, if any, on such outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether such notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of Liens in connection therewith); (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the trustee, at or prior to the effective date of such defeasance, an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of the Company under applicable bankruptcy law and subject to customary exceptions and exclusions, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and (viii) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Amendment, Supplement and Waiver

Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding notes of each series affected by such modification as described in the accompanying prospectus. In addition, without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder) make any change to the provisions of the indenture providing for the Special Mandatory Redemption that would adversely affect the rights of any holders of the notes to receive Escrowed Property.

Book-Entry, Delivery and Form

We will initially issue the notes in the form of one or more global notes (the “Global Notes”). Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds. The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository

Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described in the accompanying prospectus. Except in the limited circumstances described in the accompanying prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters. DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a description of all defined terms used in it and in the notes, including any other capitalized terms used in this “Description of the Notes” for which no definition is provided below.

“Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by the Company), compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease had been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments will include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Consolidated Net Tangible Assets” means, as of any particular time, the total of all the assets appearing on the most recent consolidated balance sheet prepared in accordance with GAAP of the Company and its Subsidiaries as of the end of the last fiscal quarter for which financial information is available (less applicable reserves and other properly deductible items) after deducting from such amount:

•	all current liabilities, including current maturities of long-term debt and current maturities of obligations under capital leases (other than any portion thereof maturing after, or renewable or extendable at the option of the Company or the relevant Subsidiary beyond, twelve months from the date of determination); and

•	the total of the net book values of all assets of the Company and its Subsidiaries properly classified as intangible assets under U.S. generally accepted accounting principles (including goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets).

“Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of September 15, 2006 by and among the Company, as borrower, Bank of America, N.A., as administrative agent, Citibank, N.A., as syndication agent and the other lenders party thereto, including any related notes, guarantees, collateral documents, letters of credit, instruments and agreements executed in connection therewith (and any appendices, annexes, exhibits or schedules to any of the foregoing), and in each case as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (whether with the original agents, arrangers and lenders or other agents, arrangers and lenders or otherwise, whether provided under the original credit agreement or other Credit Facilities or otherwise, whether for a greater or lesser principal amount, whether with greater or lesser interest and fees and whether or not including collateral or guarantors). Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, refinanced, repaid or restructured in whole or in part from time to time.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Domestic Subsidiary” means a Subsidiary that is (i) formed under the laws of the United States of America or a state or territory thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for United States federal income tax purposes.

“Foreign Subsidiaries” means Subsidiaries of the Company that are not Domestic Subsidiaries.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Government Securities” means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Security or a specific payment of interest on or principal of any such Government Security held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of interest on or principal of the Government Security evidenced by such depository receipt.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness; provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the Capital Stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means any real property interests (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in the United States that is held by the Company or any Restricted Subsidiary and has a gross book value (without deduction of any depreciation reserves), on the date as of which the determination is being made, exceeding 1% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of the Company determines by resolution is not material to the business of the Company and its Subsidiaries taken as a whole).

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the applicable notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of its Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

“Restricted Subsidiary” means any Subsidiary (a) substantially all of the property of which is located in the United States or substantially all of the business of which is carried on, in the United States and that owns or leases a Principal Property or (b) is engaged primarily in the business of owning or holding Capital Stock of one or more Restricted Subsidiaries.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property, whether owned at the date of the issuance of the notes or thereafter acquired, that has been or is to be sold or transferred by the Company or any Restricted Subsidiary to such person with the intention of taking back a lease of this property.

“S&P’s” means Standard & Poor’s Rating Group, Inc., or any successor to the rating agency business thereof.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Subsidiaries” means Newhall Funding Company, CL Hartford, L.L.C., CL Power Sales Three, L.L.C., CP Power Sales Sixteen, L.L.C., PG Power Sales Two, L.L.C., PG Power Sales Three, L.L.C., PG Power Sales Four, L.L.C., PG Power Sales Five, L.L.C., PG Power Sales Six, L.L.C., PG Power Sales Seven, L.L.C., PG Power Sales Eight, L.L.C., PG Power Sales Nine, L.L.C., PG Power Sales Ten, L.L.C., PG Power Sales Eleven, L.L.C., PG Power Sales Twelve, L.L.C., PG Investments Four, L.L.C., PG Investments Five, L.L.C., PG Investments Six, L.L.C., PG Investments Eight, L.L.C., P&L Receivables Company LLC, United Minerals Company, LLC, HCR Holdings, LLC, Kanawha River Ventures I, LLC, KE Ventures, LLC, Kentucky United Coal, LLC, Mountain Holdings, LLC, Mustang Clean Energy, LLC and Peabody China, LLC.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of the applicable notes by each of the Subsidiary Guarantors pursuant to the indenture and any additional Guarantee of the notes to be executed by any Subsidiary of the Company pursuant to the covenant described above under “Certain Covenants — Additional Subsidiary Guarantees.”

“Subsidiary Guarantors” means all of the Company’s existing Domestic Subsidiaries, except for the Specified Subsidiaries, and any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

CERTAIN UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder who acquires the notes upon original issuance at their initial offering price.

A “non-U.S. holder” means a holder of the notes (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of interest on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and the other underwriters, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and joint book-running managers, have agreed to purchase, and we have agreed to sell to them, the principal amount of the notes set forth opposite each underwriter’s name below.

	Principal Amount	Principal Amount
	of Senior Notes	of Senior Notes
Underwriters	due 2016	due 2026

Morgan Stanley & Co. Incorporated	$	$
Lehman Brothers Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
HSBC Securities (USA) Inc.
Greenwich Capital Markets, Inc.
ABN AMRO Incorporated
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
PNC Capital Markets LLC
Wells Fargo Securities, LLC

Total	$	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

The underwriters propose to offer the notes initially at the respective public offering prices on the cover page of this prospectus supplement and to selling group members at those prices less discounts and commissions of  % of the principal amount per note. After the initial public offering of the notes, the underwriters may change the public offering price and discount to broker/dealers.

The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for the notes will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

It is expected that delivery of the notes will be made against payment therefor on the date specified on the cover page of this prospectus supplement, which will be the      business day following the date of pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next      succeeding business days will be required by virtue of the fact that the notes initially will settle in      business days, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next      succeeding business days should consult their own advisor.

Certain of our directors, Messrs. James, Lentz, Schlesinger and Washkowitz, have been employed by or served as consultants to Lehman Brothers Inc. within the past three years. The Board has determined that these employment and consulting relationships involve matters unrelated to us, and that these relationships are not material to us.

In the ordinary course of business, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our subsidiaries for customary fees. The underwriters and/or their affiliates may provide such services to us in the future. Morgan Stanley & Co. Incorporated served as a co-manager in connection with the initial public offering of our common stock, and the April 2002, May 2003, and July 2003 offerings of our common stock by certain selling stockholders. Morgan Stanley & Co. Incorporated also served as a joint book-running manager in connection with our March 2003 and March 2004 offerings of senior notes and our March 2004 equity offering. Morgan Stanley & Co. Incorporated served as our financial advisor in connection with the acquisitions of RAG in 2004 and Excel. Lehman Brothers Inc. served as sole lead manager in connection with the initial public offering of our common stock, led the April 2002, May 2003 and July 2003 offerings of our common stock by certain selling shareholders, served as a joint book-running manager in connection with our March 2003 offering of senior notes and our March 2004 equity offering, and served as lead underwriter in connection with our sale in a public offering of limited partnership interests of Penn Virginia Resource Partners, L.P.

The underwriters have informed us that they will not confirm sales to discretionary accounts without prior written approval of the customer.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which constitutes part of the registration statement, do not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus supplement and the accompanying prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus supplement and the accompanying prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus.

We incorporate by reference our:

•	Annual report on Form 10-K for the year ended December 31, 2005, as filed on March 6, 2006 (as amended by the Form 10-K/A filed on March 7, 2006);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, as filed on May 9, 2006, and June 20, 2006, as filed on August 7, 2006; and

•	Current Reports on Form 8-K filed with the SEC on January 25, 2006, July 7, 2006, September 7, 2006, September 15, 2006, September 18, 2006, September 19, 2006 and October 2, 2006.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement and/or the accompanying prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

LEGAL MATTERS

Certain legal matters with respect to the notes and the guarantees will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Shearman & Sterling LLP advised the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (including schedules appearing therein), and Peabody Energy Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included and incorporated by reference therein, have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Excel Coal Limited and its subsidiaries as of 30 June 2006, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the 30 June 2006 financial statements refers to the adoption of new accounting standards for financial instruments.

PROSPECTUS

Peabody Energy Corporation

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
PREFERRED STOCK PURCHASE RIGHTS
WARRANTS
UNITS

SUBSIDIARY GUARANTORS
GUARANTEED DEBT SECURITIES

Peabody Energy Corporation may offer and sell from time to time, in one or more series, any one of the following securities:

•	unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities,

•	common stock,

•	preferred stock,

•	warrants, and

•	units,

or any combination of these securities. Peabody Energy Corporation’s debt securities may be guaranteed by substantially all of its domestic subsidiaries.

The common stock of Peabody Energy Corporation is traded on the New York Stock Exchange under the symbol “BTU.” We will provide more specific information about the terms of an offering of any securities in supplements to this prospectus.

You should read this prospectus and the applicable prospectus supplement, as well as the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2006

ABOUT THIS PROSPECTUS

This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement or any free writing prospectus prepared by or on behalf of us may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement or any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any free writing prospectus is accurate as of any date other than the date on the front of those documents.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we have incorporated by reference include statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

Among the factors that could cause actual results to differ materially are:

•	growth of domestic and international coal and power markets;

•	coal’s market share of electricity generation;

•	prices of fuels which compete with or impact coal usage, such as oil or natural gas;

•	future worldwide economic conditions;

i

•	economic strength and political stability of countries in which we have operations or serve customers;

•	weather;

•	success in integrating new acquisitions;

•	transportation performance and costs, including demurrage;

•	ability to renew sales contracts;

•	successful implementation of business strategies;

•	legislation, regulations and court decisions;

•	new environmental requirements affecting the use of coal including mercury and carbon dioxide related limitations;

•	variation in revenues related to synthetic fuel production;

•	changes in postretirement benefit and pension obligations;

•	negotiation of labor contracts, employee relations and workforce availability;

•	availability and costs of credit, surety bonds and letters of credit;

•	the effects of changes in currency exchange rates;

•	price volatility and demand, particularly in higher-margin products and in our trading and brokerage businesses;

•	risks associated with customer contracts, including credit and performance risk;

•	availability and costs of key suppliers or commodities such as diesel fuel, steel, explosives and tires;

•	reductions of purchases by major customers;

•	geology, equipment and other risks inherent to mining;

•	terrorist attacks or threats;

•	performance of contractors, third party coal suppliers or major suppliers of mining equipment or supplies;

•	replacement of coal reserves;

•	risks associated with developing new mines, expanded capacity and our Btu conversion or generation development initiatives;

•	implementation of new accounting standards and Medicare regulations;

•	inflationary trends, including those impacting materials used in our business;

•	the effects of interest rate changes;

•	litigation, including claims not yet asserted;

•	the effects of acquisitions or divestitures;

•	impacts of pandemic illness; and

•	changes to contribution requirements to multi-employer benefit funds.

When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

ii

SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents by Reference.” When used in this prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

The Securities We May Offer

We may offer and sell from time to time:

•	common stock;

•	debt securities;

•	preferred stock;

•	warrants; and

•	units.

In addition, we may offer and sell from time to time debt securities that may be guaranteed by substantially all of our domestic subsidiaries.

Common Stock

We may issue shares of our common stock, par value $0.01 per share. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock. Holders of common stock are entitled to one vote per share and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. Holders of common stock have no cumulative voting rights in the election of directors.

Debt Securities

We may offer debt securities, which may be either senior, senior subordinated or subordinated, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock. We may issue debt securities either separately, or together with, upon conversion of or in exchange for other securities. The debt securities that we issue will be issued under one of two indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. We have summarized general features of the debt securities that we may issue under “Description of Debt Securities.” We encourage you to read the indentures, which are included as exhibits to the registration statement of which this prospectus forms a part.

Preferred Stock

We may issue shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Warrants

We may issue warrants for the purchase of preferred stock or common stock or debt securities of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Units

We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Peabody Energy Corporation

We are the largest private-sector coal company in the world. During the year ended December 31, 2005, we sold 239.9 million tons of coal. During this period, we sold coal to over 350 electricity generating and industrial plants in 15 countries. Our coal products fuel approximately 10% of all U.S. electricity generation and 3% of worldwide electricity generation. At December 31, 2005, we had 9.8 billion tons of proven and probable coal reserves.

We are engaged in the production, distribution and sale of coal to electricity generating and industrial plants throughout the world. We own, through our subsidiaries, majority interests in coal operations located throughout all major U.S. coal producing regions and in Australia. Additionally, we own minority interests in mines through joint venture arrangements. Most of our production in the western United States is low-sulfur coal from the Powder River Basin. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We also own mines in Queensland, Australia. Most of our Australian production is low-sulfur, metallurgical coal. We generate most of our production from non-union mines.

In addition to our mining operations, we market, broker and trade coal. In 2005, we opened a business development, sales and marketing office in Beijing, China to pursue potential long-term growth opportunities in this market. Our other energy related commercial activities include the development of mine-mouth coal-fueled generating plants, the management of our vast coal reserve and real estate holdings, coalbed methane production, transportation services, and, more recently, BTU conversion. Our BTU conversion initiatives include participation in technologies that convert coal into natural gas, liquids and hydrogen.

Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report for the quarter ended March 31, 2006 incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense. A ratio of combined fixed charges and preferred stock dividends to earnings will be included as necessary in the applicable prospectus supplement if we issue and sell preferred stock thereunder.

	Year	Nine Months	Year	Year	Year	Year	Quarter
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,	March 31,
	2001	2001	2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges(1)	1.59x	0.92x	1.50x	0.98x	2.04x	3.86x	4.85x

(1)	Earnings were insufficient to cover fixed charges by $9.6 million and $3.2 million for the nine months ended December 31, 2001 and the year ended December 31, 2003, respectively. Excluding $38.6 million and $53.5 million of early debt extinguishment costs incurred in the nine months ended December 31, 2001 and the year ended December 31, 2003, respectively, the ratio of earnings to fixed charges was 1.23x and 1.34x during the respective periods.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DIVIDEND POLICY

We currently declare and pay quarterly dividends of $0.06 per share. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors; however, we presently expect that dividends will continue to be paid.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities summarizes certain general terms that will apply to the debt securities offered by us. The description is not complete, and we refer you to the indentures, which are included as exhibits to the registration statement of which this prospectus is a part. In addition, the terms described below may be amended, supplemented or otherwise modified pursuant to one or more supplemental indentures. Any such amendments, supplements or modifications will be set forth in the applicable prospectus supplement. Capitalized items have the meanings assigned to them in the indentures. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference in the following summary.

The debt securities that we may issue will be senior, senior subordinated or subordinated debt, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock.

The senior, senior subordinated or subordinated debt securities that we may issue will be issued under separate indentures among us, U.S. Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. Senior debt securities will be issued under a “Senior Indenture,” senior subordinated debt securities and subordinated debt securities will be issued under a “Subordinated Indenture.” Collectively, we refer to the Senior Indenture and the Subordinated Indenture as the “Indentures.” For purposes of the summary set forth below, “obligor” refers to Peabody Energy Corporation. This summary of the Indentures is qualified by reference to the Indentures. You should refer to the Indentures in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indentures.

General

Under the Indentures, we will be able to issue from time to time, in one or more series, an unlimited amount of debt securities. Each time that we issue a new series of debt securities, the supplement to the prospectus relating to that new series will specify the terms of those debt securities, including:

•	designation, amount and denominations;

•	percentage of principal amount at which the debt securities will be issued;

•	maturity date;

•	interest rate and payment dates;

•	terms and conditions of exchanging or converting debt securities for other securities;

•	the currency or currencies in which the debt securities may be issued;

•	redemption terms;

•	whether the debt securities will be guaranteed by our subsidiaries;

•	whether the debt securities and/or any guarantees will be senior, senior subordinated or subordinated; and

•	any other specific terms of the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

Unless otherwise specified in any prospectus supplement, the debt securities will be issuable in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any debt securities, but the issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to discounted debt securities or to some debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the applicable prospectus supplement.

In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of debt securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity thereof.

Payments relating to the debt securities generally will be paid by us, at U.S. Bank National Association’s corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the debt securities. You can transfer your debt securities at U.S. Bank National Association’s corporate trust office.

Ranking

Unless otherwise described in the prospectus supplement for any series, the debt securities that we issue will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

We conduct a material amount of our operations through our subsidiaries. Our right to participate as a shareholder in any distribution of assets of any of our subsidiaries (and thus the ability of holders of the debt securities that we issue to benefit as creditors of Peabody Energy Corporation from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the debt securities that we issue will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the debt securities.

Reopening of Issue

We may, from time to time, reopen an issue of debt securities without the consent of the holders of the debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as debt securities issued on an earlier date. After such additional debt securities are issued they will be fungible with the previously issued debt securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

Our debt securities may be guaranteed by substantially all of our domestic subsidiaries, the “subsidiary guarantors.” If debt securities are guaranteed by subsidiary guarantors, that guarantee will be set forth in the applicable Indenture or a supplemental indenture.

Payments with respect to subsidiary guarantees of our senior subordinated debt securities and subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our senior subordinated debt securities and subordinated debt securities are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Merger and Consolidation

Unless otherwise described in the prospectus supplement of any series, we may, under the applicable Indenture, without the consent of the holders of debt securities, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the applicable Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modification

Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding debt securities of each series affected by such modification. However, unless otherwise described in the prospectus supplement of any series, no modification or amendment may occur without the consent of the affected holder of a debt security if that modification or amendment would do any of the following:

•	change the stated maturity date of the principal of, or any installment of interest on, any of the holder’s debt securities;

•	reduce the principal amount of, or the interest (or premium, if any) on, the debt security (including, in the case of a discounted debt security, the amount payable upon acceleration of maturity or provable in bankruptcy);

•	change the currency of payment of the debt security;

•	impair the right to institute suit for the enforcement of any payment on the debt security or adversely affect the right of repayment, if any, at the option of the holder;

•	reduce the percentage of holders of debt securities necessary to modify or amend the applicable Indenture or to waive any past default;

•	release a guarantor from its obligations under its guarantee, other than in accordance with the terms thereof; or

•	modify our obligations to maintain an office or agency in New York City.

A modification that changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of debt securities of any other series.

Each Indenture provides that the obligor and U.S. Bank National Association, as trustee, may make modifications without the consent of the debt security holders in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the applicable Indenture;

•	convey security for the debt securities to U.S. Bank National Association;

•	add covenants, restrictions or conditions for the protection of the debt security holders;

•	provide for the issuance of debt securities in coupon or fully registered form;

•	establish the form or terms of debt securities of any series;

•	cure any ambiguity or correct any defect in an Indenture that does not adversely affect the interests of a holder;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended;

•	add or modify any other provisions with respect to matters or questions arising under an Indenture that we and U.S. Bank National Association may deem necessary or desirable and that will not adversely affect the interests of holders of debt securities;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, debt securities not yet issued and outstanding; or

•	to provide for guarantees of the debt securities and to specify the ranking of the obligations of the guarantors under their respective guarantees.

Events of Default

Under the Indentures, an event of default means, unless otherwise described in the prospectus supplement of any series, any one of the following:

•	failure to pay interest on a debt security for 30 days;

•	failure to pay principal and premium, if any, when due;

•	failure to pay or satisfy a sinking fund installment when due;

•	by Peabody Energy Corporation or by a guarantor of the debt securities to perform any other covenant in the applicable Indenture that continues for 60 days after receipt of notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	a guarantee being held in any judicial proceeding to be unenforceable or invalid.

An event of default relating to one series of debt securities does not necessarily constitute an event of default with respect to any other series issued under the applicable Indenture. If an event of default exists with respect to a series of debt securities, U.S. Bank National Association or the holders of at least 25% of the then-outstanding debt securities of that series may declare the principal of that series due and payable.

Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority of the then-outstanding debt securities of that series, except for a failure to pay principal premium or interest on the debt security.

U.S. Bank National Association may withhold notice to the holder of the debt securities of any default (except in payment of principal, premium, interest or sinking fund payment) if U.S. Bank National Association thinks that withholding such notice is in the interest of the holders.

Subject to the specific duties that arise under the applicable Indenture if an event of default exists, U.S. Bank National Association is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of the holders of the debt securities unless they provide reasonable indemnity satisfactory to it. Generally, the holders of a majority of the then-outstanding debt securities can direct the proceeding for a remedy available to U.S. Bank National Association or for exercising any power conferred on U.S. Bank National Association as the trustee.

Trustee’s Relationship

U.S. Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business. The Indentures provide that we will indemnify U.S. Bank National Association against any and all loss, liability, claim, damage or expense incurred that arises from the trust created by the applicable Indenture unless the loss, liability, claim, damage or expense results from U.S. Bank National Association’s negligence or willful misconduct.

Global Securities

We may issue some of the debt securities as global securities that will be deposited with a depository identified in a prospectus supplement. Global securities may be issued in registered form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

Registered global securities will be registered in the depository’s name or in the name of its nominee. When we issue a global security, the depository will credit that amount of debt securities to the investors that have accounts with the depository or its nominee. The underwriters or the debt security holder’s agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by us, in which case, we will designate the appropriate account to be credited.

Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of global securities held by that particular depository.

We will not maintain records regarding ownership or the transfer of global securities held by a depository or to nominee. If you are the beneficial owner of global securities held by a depository, you must get information directly from the depository.

As long as a depository is the registered owner of a global security, that depository will be considered the sole owner of the debt securities represented by that global security. Except as set forth below, beneficial owners of global securities held by a depository will not be entitled to:

•	register the represented debt securities in their names;

•	receive physical delivery of the debt securities; or

•	be considered the owners or holders of the global security under the applicable Indenture.

Payments on debt securities registered in the name of a depository or its nominee will be made to the depositary or its nominee.

When a depository receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders’ interests in the global security. The beneficial owners of a global security should, and are expected to, establish standing instructions and customary practices with their investors that have an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in “street name.”

A global security can only be transferred in whole by the depository to a nominee of such depository or to another nominee of a depository. If a depository is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety days, we will issue certificated debt securities in exchange for all of the global securities held by that depository. In addition, we may eliminate all global securities at any time and issue certificated debt securities in exchange for them. Further, we may allow a depository to surrender a global security in exchange for certificated debt securities on any terms that are acceptable to us and the depository. Finally, an interest in the global security is exchangeable for a certificated debt security if an event of default has occurred as described above under “Events of Default.”

If any of these events occur, we will execute, and U.S. Bank National Association will authenticate and deliver to the beneficial owners of the global security in question, a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchange global security. The depository will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depository’s records and in accordance with the instructions from its direct and indirect participants.

The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those debt securities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (1) 800 million shares of common stock, par value $0.01 per share, of which 264.5 million shares were outstanding on March 31, 2006, (2) 10 million shares of preferred stock, par value $0.01 per share (1.5 million of which are reserved for Series A Junior Participating Preferred Stock), of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $0.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of March 31, 2006, there were 744 holders of record of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Series A Junior Participating Preferred Stock

Holders of shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 400 times the per share dividend declared on our common stock. Holders of Series A Preferred Stock are entitled to 400 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A Preferred Stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A Preferred Stock or 400 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A Preferred Stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A Preferred Stock will be exchanged for 400 times the amount received per share on our common stock. Each of these rights of our Series A Preferred Stock is protected by customary anti-dilution provisions. The Series A Preferred Stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

Preferred Stock and Series Common Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of preferred stock or series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by our stockholders.

Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which they might receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Delaware Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested shareholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

Classified Board.  Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Removal of Directors.  Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action.  Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

Advance Notice Procedures.  Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Amendment.  Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

Purchase Price.  Each right entitles the registered holder to purchase from us one quarter of one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $27.50 per one quarter of one one-hundredth of a preferred share, subject to adjustment.

Flip-In.  In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

Flip-Over.  If we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date.  The distribution date is the earlier of:

(1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

(2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transfer and Detachment.  Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

Exercisability.  The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

Adjustments.  The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one quarter of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one quarter of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

Preferred Shares.  Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 400 times the payment made per share of common stock. Each preferred share will have 400 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 400 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one quarter of one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

Exchange.  At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one quarter of one one-hundredth of a preferred share (subject to adjustment).

Redemption.  At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments.  The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights and Holders.  Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects.  The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

Registrar and Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

Listing

The common stock is listed on the New York Stock Exchange under the symbol “BTU.”

DESCRIPTION OF WARRANTS

The following description of the warrant agreements summarizes certain general terms that will apply to the warrants that we may offer. The description is not complete, and we refer you to the warrant agreements, which will be filed with the SEC promptly after the offering of any warrants and will be available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted; the exercise price of the warrants and the currency or currencies, including composite currencies, in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

DESCRIPTION OF UNITS

The following descriptions of the units and any applicable underlying security or pledge or depository arrangements summarizes certain general terms that will apply to the applicable agreements. These descriptions do not restate those agreements in their entirety. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. We will make copies of the relevant agreements available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to one or more purchasers directly.

The applicable prospectus supplement will describe that offering, including:

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The offered securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

The validity of each of the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 (including schedules appearing therein), and Peabody Energy Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included and incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public on our website at http://www.peabodyenergy.com. Information contained on our website is not part of this prospectus or any prospectus supplement. In addition, reports, proxy statements and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference our:

•	Annual report on Form 10-K for the year ended December 31, 2005, as filed on March 6, 2006 (as amended by the Form 10-K/A filed on March 7, 2006);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed on May 9, 2006;

•	Current Reports on Form 8-K filed with the SEC on May 10, 2006 and July 7, 2006; and

•	Form 8-A filed with the SEC on May 1, 2001, including any amendments or supplements thereto.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.